================================================================================


    As filed with the Securities and Exchange Commission on November 5, 2001.

                                                     Registration No.: 000-32925


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                                  FORM 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                              AVATAR SYSTEMS, INC.
                 (Name of Small Business Issuer in Its Charter)


                Texas                                   75-2796037
    State or other jurisdiction of          (I.R.S. Employer Identification No.)
    incorporation or organization)

     5728 LBJ Freeway, Suite 270
            Dallas, Texas                                 75240
(Address of Principal Executive Offices)                (Zip Code)

                                 (972) 720-1800
                (Issuer's Telephone Number, Including Area Code)

         Securities registered under Section 12 (b) of the Exchange Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
     ---------------------------          ----------------------------------
                None                                      None

         Securities registered under Section 12 (g) of the Exchange Act:
                         Common Stock, $0.001 par value
                                (Title of Class)


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

                                TABLE OF CONTENTS


PART I.........................................................................1
     ITEM 1.  DESCRIPTION OF BUSINESS..........................................1
         Our Current Business..................................................1
         Growth Strategy.......................................................1
         Talon Global Solutions, Inc...........................................2
         Historical Information About Avatar Systems...........................2
         History of HCI........................................................3
         Joint Plan of Reorganization..........................................3
         Merger with Avatar Systems, Inc.......................................3
         Industry Overview.....................................................4
         Our Business Objective................................................5
         Products and Services.................................................6
              Petroware2000....................................................6
              Avatar400........................................................7
              RAPID............................................................7
         Sales and Marketing...................................................8
         Competition...........................................................8
         Suppliers.............................................................9
         Customers.............................................................9
         Employees.............................................................9
         Regulatory and Environmental Matters..................................9
              Environmental Regulation.........................................9
              Federal, State And Local Regulations.............................9
         Intellectual Property and Proprietary Rights.........................10
         Research and Development.............................................10
         Licenses, Franchises, Concessions, Royalty Agreement, Patents,
           Trademarks Or Labor Contracts......................................10
     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.......11
         General..............................................................11
         Results of Operations................................................11
              Six months ended June 30, 2001 compared to six months
                ended June 30, 2000...........................................11
                  Revenues....................................................11
                  Operating Expense...........................................12
              Year ended December 31, 2000 compared to year ended
                December 31, 1999.............................................12
                  Revenues....................................................12
                  Operating Expense...........................................13
                  Other Income................................................13
         Liquidity and Capital Resources......................................13
     ITEM 3.  DESCRIPTION OF PROPERTY.........................................14
     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..14
     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS....15
         Directors and Executive Officers.....................................15
         Committees of the Board of Directors.................................17
     ITEM 6.  EXECUTIVE COMPENSATION..........................................17
         Executive Officers...................................................17
         Executive Compensation...............................................17
         Employment Agreements................................................17
         Key Man Insurance....................................................17
         Stock Option Plan....................................................18
         Compensation Table...................................................18
     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................18
     ITEM 8.  DESCRIPTION OF SECURITIES.......................................20

         Capital Stock........................................................20
         Provisions Having A Possible Anti-Takeover Effect....................21
ADDITIONAL INFORMATION........................................................21
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA................21
PART II.......................................................................23
     ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                EQUITY AND RELATED STOCKHOLDER MATTERS........................23
         Market Information...................................................23
              Holders.........................................................23
              Dividends.......................................................23
     ITEM 2.  LEGAL PROCEEDINGS...............................................23
     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                ACCOUNTING DISCLOSURE.........................................23
     ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.........................23
     ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.......................24
PART F/S......................................................................25
INDEX TO FINANCIAL STATEMENTS.................................................26
PART III......................................................................41
     ITEM 1. INDEX TO EXHIBITS................................................41
     ITEM 2.  DESCRIPTION OF EXHIBITS.........................................41
SIGNATURES....................................................................44
INDEX TO EXHIBITS..........................................................IOE-1

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Our Current Business

         We are a Dallas, Texas based company that provides the petroleum industry with solutions for accounting and financial management, production and land management, oil and gas marketing and electronic data exchange on both a licensed and application service provider basis. We provide our 350 customers with a complete solution of software, implementation consulting, ongoing support, and training. Our Petroware2000 and Avatar400 products are global upstream oil and gas accounting systems, which provide comprehensive accounting and operational software for the full range of small to large domestic oil and gas companies. Our Remote Access Private Integrated Datalink, or RAPID, is an application service provider hosted oil and gas accounting, financial, land and production management application which we developed to reduce the high costs of oil and gas accounting software ownership and the need for regular version upgrades. By delivering the software application through remote Internet and Wide Area Network connectivity, our remote datalink system facilitates lowered system costs by eliminating the subscriber's need for expensive in-house hardware solutions, software purchases and eventual upgrades as well as lowering or eliminating the expense of an internal technology department and staff.

         Our goal from the beginning was to develop and market integrated financial and operational software solutions for petroleum companies which provided them with useful software products developed with relevant, current technology and which delivered data to the user's desktop in a concise format. Integration includes the ability to interface with field automation computers and handheld data collection systems. Data gathered from these devices is automatically imported into our system for production allocations, revenue processing and regulatory reporting. Such complete integration of the production measurement systems reduces man-power requirements, redundancy and the chance of errors.

         We purchase most of our equipment for internal use and resale purposes from IBM. We offer our customers a wide array of IBM products including servers, workstations and laptop computers. We also sell network and peripheral components including routers, modems and printers. Additionally, we source from IBM the database product and other value added enhancements used in our Avatar400 and Petroware2000 products.

Growth Strategy

         Our growth strategy is to acquire competitors with a large customer base who currently have only a disk operating system (DOS)-based application, or who have Windows-based application in current release. A DOS-based system, and an application installed under the DOS-based system, are considered non-standard and antiquated. In contrast, the Microsoft Windows-based system is a user-friendly system as the user interface is predominantly "point and click" by use of a mouse pointer. In addition, a Windows-based system takes over most input and output tasks such as keyboard, mouse, sound and visuals and, most importantly, the printing function. In most cases, an application operation under Windows, hands off all printing directly to Windows, which allows the user to make choices as to printer destination and page layout. By marketing our Windows-based application as a replacement product for the DOS-based applications, we believe substantial and immediate revenue can be generated. There are an estimated 2,300 DOS customers within the acquisition targets' base of customers. The upgrade price to a Windows- based application for customers in this market is expected to range between $5,000 and $15,000 per customer.

         We have identified approximately twelve competitors that offer similar products and services as we offer. The market share is heavily fragmented with aggregation being imminent within the industry. We intend to seek acquisitions of our competitors that have product lines which compliment and expand our existing product lines, provide us with strategic distribution locations and which provide potential for expansion of our customer base. By acquiring competitors with similar customer base characteristics, we can take advantage of the revenue opportunities inherent in upgrading these customers to a Windows system thus eliminating any redundant expense items. These upgrades will solidify our repeat customer base, bring in new customers and provide us with a significant revenue increase.

         Our ability to implement our growth strategy will be dependent on our ability to identify, consummate and assimilate acquisitions on desirable economic terms. There can be no assurance that we will be successful in implementing our growth strategy. Our ability to implement our growth strategy will also be dependent upon obtaining adequate financing. We may not be able to obtain financing for any acquisition or obtain such financing on favorable terms. We currently do not have any agreements, commitments or understandings for any acquisition.

Talon Global Solutions, Inc.

         We organized Talon Global Solutions, Inc. as a Texas corporation on November 22, 2000 to develop and market accounting, inventory control, commission distribution and distributor management software solutions for multi-level marketing and direct sales companies. We own 88% of Talon's outstanding common stock with management of Talon owing the remaining 12% of the common stock. We have gained entry into the direct sales and marketing industry through Talon's Choices product, which is a web-based software solution providing secure access to corporate data and web site presentation technology to e-commerce direct sales businesses utilizing the Internet. The direct sales and marketing industry is home to companies which, according to the Direct Selling Association, have approximately $400 billion in annual sales with a growing customer and distributor base. These companies need to update and in some cases initially install software solutions for their accounting and distributor management needs as their sales and number of distributors and customers increase.

         Although Avatar Systems and Talon's products provide similar software solutions for their respective customers, Avatar Systems markets a packaged application software system for the petroleum industry while Talon customizes its software system to meet the accounting and data control specification of each of its multi-level marketing and direct sales customers. Talon does not market its products and services to the petroleum industry.

         Our principal executive office, which we share with Talon, is located at 5728 LBJ Freeway, Suite 270, Dallas, Texas 75240 and our telephone number is 972-720-1800. Our website address is www.avatarsystems.net and our email address is cshreve@avatarsystems.net.

Historical Information About Avatar Systems

         We are the successor business entity of HCI Acquisition 1998-2, Inc. and initially conducted our business from 1996 to July 2000 as Avatar Systems, Ltd., a Texas limited partnership, which was organized on September 1, 1996. Our growth since 1996 has been through acquisitions and internal product development. Avatar International, Inc., a Texas corporation, was the general partner of the partnership and Robert C. Shreve, Jr., Gregg Allen and Tim Allen, three of our current officers, directors and principal shareholders, were limited partners of the partnership. The limited partners owned all the outstanding common stock of Avatar International.

         On July 7, 2000, the limited partners assigned their respective partnership interests to Avatar International for 6,399,000 shares of Avatar International's common stock. The partnership assigned all of its assets and liabilities to Avatar International and was dissolved.

         On July 10, 2000, Avatar International changed its name to Avatar Systems, Inc. Also on July 10, 2000, Avatar Systems issued to Cybertec Holdings, Inc., a public limited company incorporated under the Companies Act of 1985 in England and Wales, 1,600,000 shares of common stock and warrants to purchase 1,000,000 shares of Avatar System common stock for $1.6 million. The warrants are currently exercisable at $1.00 per share and expire in July 2005. On November 14, 2000 Avatar Systems merged with HCI, the surviving entity, which changed its name to Avatar Systems, Inc.

History of HCI

         Our predecessor, HCI Acquisition 1998-2, Inc., was incorporated in Texas on August 7, 1998 as a wholly-owned subsidiary of Hospitality Companies, Inc., which was engaged in the leasing, sale and servicing of refrigeration, air conditioning and restaurant equipment. HCI conducted its business under the name of Precision Stainless Fabricators. Hospitality Companies' strategy was to provide, through its subsidiaries, a vertically-integrated entity specializing in design, fabrication and installation of restaurant equipment for its customers. Hospitality Companies subsequently acquired Restaurant Equipment Supply Company of Columbia, Missouri and Spener Restaurant of St. Louis, Missouri. However, Hospitality Companies and its subsidiaries, including HCI, were unsuccessful in the restaurant equipment business and on February 1, 2000 filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. The Bankruptcy Court authorized the joint administration of Hospitality Companies and its subsidiaries.

Joint Plan of Reorganization

         HCI and the other subsidiaries of Hospitality Companies continued to operate their business and manage their properties as debtor-in-possession pursuant to the Bankruptcy Code until August 21, 2000 when the Hospitality Companies and subsidiaries proposed a Joint Plan of Reorganization (the "Reorganization Plan") for approval by the Bankruptcy Court and their creditors. The Reorganization Plan was modified on September 15, 2000 and was confirmed by the U.S. Bankruptcy Court for the Northern District of Texas on September 27, 2000.

         The Reorganization Plan provided for the vesting of all of the assets of Hospitality Companies and its subsidiaries in a liquidating trust administered by a trust committee and distribution of the proceeds, in descending order, to secured creditors, priority creditors and unsecured creditors. The Reorganization Plan further provided that HCI would remain in existence, although all capital stock outstanding as of the filing date of the bankruptcy petition was canceled. Under the Reorganization Plan, HCI issued 695,652 shares of its common stock to approximately 450 of HCI's unsecured creditors in settlement of their claims against HCI, including 486,731 shares issued to Halter Financial Group, Inc., a Texas corporation.

         HCI had secured a post-petition loan in the amount of $7,500 from Halter Financial to meet certain of the costs and expenses associated with HCI's reorganization efforts. Under the Reorganization Plan, Halter Financial received 486,731 shares of common stock of HCI in satisfaction of the loan and for services and expenses relating to the merger transaction between HCI and a privately-owned operating business. Under the Reorganization Plan, HCI was discharged from all debts and liabilities that arose before October 10, 2000.

Merger with Avatar Systems, Inc.

         HCI's initial business purpose as stated in the Reorganization Plan was to seek a merger transaction with an operating business to provide HCI's shareholders with growth potential by owning an interest in a viable business enterprise. HCI was required to enter into an agreement for the acquisition of a private operating company as a condition for the effectiveness of the Reorganization Plan.

         On November 14, 2000 HCI acquired all of the outstanding common stock of Avatar Systems pursuant to a plan and agreement of merger. The Avatar Systems common stock was acquired from its four shareholders in exchange for 8,000,000 shares of HCI's common stock representing approximately 92% of the HCI's common stock. HCI, as the surviving entity, changed its name to Avatar Systems, Inc., its sole officer and director resigned and HCI's shareholders elected five new directors, who were also serving as directors of Avatar Systems. See "Part I,
Item 4 - Security Ownership of Certain Beneficial Owners and Management."

         The following is a schematic diagram of the history of HCI and its merger with Avatar Systems:

                                      HCI
                o August  7,  1998 -  HCI organized as a Texas
                  corporation and is a wholly-owned subsidiary
                  of Hospitality Companies


        o February 1, 2000 - Hospitality Companies and its subsidiaries, including HCI, file joint petitions under Chapter 11 of U.S. Bankruptcy Code
        o August   21,  2000 - HCI and Hospitality   Companies   propose
          Reorganiztion Plan for approval by Bankruptcy Court and creditors
        o September 27, 2000 - the Reorganization Plan is approved and all outstanding equity of HCI is canceled. Reorganization Plan authorizes the issuance of unrestricted securities to unsecured creditors of HCI


                       Merger of Avatar Systems with HCI
  o October 9, 2000 - Avatar and HCI enter into agreement and plan of merger.
  o October 9, 2000 - HCI issues 695,652 shares of unrestricted common stock to approximately 450 unsecured creditors of HCI pursuant to the Reorganization Plan.
  o October 9, 2000 - HCI Board of Directors approves merger transaction with Avatar Systems and issuance of 8,000,000 restricited shares of its common stock to Avatar's four shareholders.
  o October 10, 2001 - Effective Date of Reorganization Plan.
  o November 14, 2000 - HCI shareholders approve merger with Avatar Systems. HCI is the surviving corporation and changes its name to Avatar Systems, Inc.
  o November 20, 2000 - Certificate of Compliance with Reverse Acquisition Requirements filed with Bankruptcy Court


                              Avatar Systems, Inc.
                              a Texas corporation
                     Approximately 455 shareholders who own
                        8,695,652 shares of common stock


         For accounting purposes, the merger is reflected as a reverse acquisition and recapitalization of Avatar Systems, Inc. and HCI's historical financial statements presented elsewhere herein are those of Avatar Systems, Inc. and its predecessor, Avatar Systems, Ltd. Unless the context otherwise requires, all references hereinafter to "we", "us", "our", "Avatar", "Avatar Systems" or the "Company" with respect to our business operations refer to those of Avatar Systems, Inc. and its predecessor, Avatar Systems, Ltd. and our majority owned subsidiary, Talon Global Solutions, Inc.

Industry Overview

         The petroleum industry is a data-intensive, complex global industry. The industry consists of three distinct sectors: upstream, midstream and downstream. Upstream activities include exploring for, producing and selling crude oil, natural gas and gas liquids. Midstream activities typically encompass the gathering, transportation and storage of crude oil, natural gas and gas liquids. Downstream activities include refining crude oil into petroleum products, trading crude oil and petroleum products and distributing and marketing refined products. Within the upstream sector, the exploration and production divisions of oil and gas companies are chartered with finding, developing and managing the production of oil and gas reserves. Petroleum companies need to continually add new reserves of oil and gas at a faster rate than existing reserves are depleted. Optimizing a portfolio of oil and gas reserves is an ongoing process whereby petroleum companies explore for, evaluate, develop, manage and divest petroleum products.

         Property portfolio management involves constant review of the production and financial performance of the component properties, in an attempt to focus capital resources on properties with the highest potential for return. Properties that are deemed to be non-core or marginal are often divested. In addition to reviewing property performance, an upstream petroleum company incurs substantial administrative burdens in managing the revenue, finances and production cost reporting related to specific properties.

         The discovery, evaluation, acquisition and processing of properties within the upstream petroleum industry are typically cumbersome, costly and time-consuming and are characterized by:

         o Data-Intensive, Paper-Based Process. Large amounts of geotechnical, engineering, land-related, financial and accounting data must be compiled and integrated from disparate, non-standardized, paper-based and digital sources in order to evaluate and manage properties.

         o        Long Transaction  Cycle.  Traditional  methods of acquiring or divesting oil and gas properties through a broker are labor-intensive, typically require six months to one year to complete and may not result in the optimal price for the buyer or the seller.

         o Lack of a Central Marketplace. A large amount of the oil and gas properties and equipment that are available for sale at any given time remain unsold or are sold for less than their perceived value because no central marketplace exists for the purchase and sale of such properties and equipment.

         o Geographic Dispersion of Resources. Many new exploration and development projects are conducted in remote parts of the world, which creates significant costs and numerous insufficiencies in the management of an upstream business.

         o        Lack  of  Back  Office   Interconnectivity.   The  ability  of
                  companies to exchange data electronically and effect transactions in an efficient manner is currently limited by the numerous incompatible back office land, production and accounting systems.

         The energy application market has grown over the past ten years as major U.S. oil companies have divested many of their U.S.-based assets in order to pursue opportunities abroad. These divestitures have opened the door for small independent oil companies to acquire the assets of the major oil companies. As a result of these acquisitions there is a growing demand for oil and gas accounting and financial software.

         Currently, the oil and gas industry is undergoing a shift from disk operating system (DOS) based accounting and financial applications to Microsoft Windows applications. We are aware of approximately twelve competitor system providers of which we believe only two currently offer a Windows product for their customers. We believe that our products will provide the needed accounting and financial services for the petroleum industry.

Our Business Objective

         Our objective is to become the leading Internet marketplace for accounting and financial management solutions in the petroleum industry through our integrated product and service offering. We believe our ability to provide both property-related accounting data and relevant analytical software to support the evaluation of property transactions will provide substantial workflow efficiencies with respect to the property discovery and evaluation process.

         During 1998 and 1999, the energy industry was faced with exceptionally low oil prices which forced many companies to evaluate their overhead. In January 1999 we began marketing our application service provider, Remote Access Private Integrated Datalink (RAPID) services, which allows our customers to subscribe to our Avatar400 solution via Internet without having to purchase any hardware or software. This product has proven to be a viable solution in reducing our customers' overhead expenses.

         We host, manage and deploy our software through our data center, relieving our customers of the cost and administrative burden of purchasing and updating software and hardware, security, back-up and integration with other databases. Customers using our application service provider products benefit from such full integration and with minimal paperwork. Our Internet-based products and services eliminate geographic barriers and decrease the time and expense required to transact business domestically and internationally.

         We are seeking strategic partnerships with software companies who provide accounting and financial data management software products and tools over the Internet for a monthly access fee. We believe our alliance with such software solutions providers will add value and enhance the marketability of our Internet-based products and services. Although in the past we have engaged in preliminary discussions with potential strategic partners, we currently have no agreements, commitments or understandings with any party relating to a strategic partnership or other agreement. We can give no assurance that we will ever be able to enter into any strategic partnerships with any third parties.

Products and Services

         We provide technology products and services to support the ongoing management of an upstream petroleum business and to facilitate the processing of oil and gas transactions through the back office systems of buyers, sellers and traders. We offer a full line of accounting and resource management software for the petroleum industry including Avatar400, Petroware2000 and Remote Access Private Integrated Datalink (RAPID) services. Our products offer a variety of applications specific to the accounting, billing, financial analysis and land, royalty and production management functions of a petroleum company. Accessing external and internal data through a common interface provides the customer with real-time data integration with which it can perform analysis and continually monitor its portfolio of properties.

         We deliver a full file of hardware and software systems designed for use on generic personal computers (PC) and IBM AS400 architectures to provide oil and gas solutions for the energy industry with the highest level of usability and functionality. We can source from IBM most of the hardware products required by our customers and access the full line of IBM e-business servers. We pre-install our software products in the hardware and ship it directly to the customer to minimize the installation process. We also provide our customers with router configuration, network implementation and operating system installation/configuration for workstations and servers.

         We can also provide our customers with a seamless interface to our products with certain ancillary features such as laser printed check writing capability, scanning and storing of a digital image of documents and transmission and retrieval of documents from central data bases. We source these ancillary products from third party vendors on an as needed basis. We receive a commission of between 5% to 10% from the vendor for the sale of these products. The sale of these add on products do not constitute a significant portion of our business.

         Petroware2000. Petroware2000 runs on all major operating systems and hardware types, including Microsoft Windows, Hewlett Packard and IBM products. Petroware2000 runs on virtually any platform and is available in single and multi-user licensing. Because Petroware2000 was developed using Delphi and IBM development tools, it is a Windows-based application not just a disk operating system (DOS) application running in a Windows shell. Petroware2000 utilizes the speed, power, flexibility and infinite expandability of IBM's DB2 Database environment to insure reliability, extended product longevity and substantially faster processing speeds.

         Petroware2000 reports are versatile and user-friendly and can be utilized in either customized format or chosen by "point and click" options. The Petroware2000 application development is customer driven and includes an annual user conference of the Petroware customer base which determines the development of Petroware2000 future software enhancements. Among Petroware2000 featured applications are system master files, general ledger, accounts payable, joint interest billing, revenue distribution and authorization for expenditure forms. Our Petroware2000 product is designed for the small- to medium-sized petroleum company.

         Avatar400. Avatar400 provides a comprehensive accounting system which delivers information real time from the database to users. This product takes advantage of the scaleability and security of the IBM AS400 line of servers and utilizes the advanced features of IBM technology allowing energy customers to obtain accurate and timely information. Avatar400, which was designed primarily for use by major petroleum companies, provides an extensive array of data elements and multiple sorting capabilities. It automatically generates a host of reports, including lease/well management reports, financial reports and accounting reports. Avatar400 offers a complete selection of real-time accounting software modules which include general ledger, accounts payable, accounts receivable, revenue accounting, joint interest billing, partnership accounting, depletion (cost & statutory), fixed assets (GAAP & tax), budgeting and revenue accrual. Additionally, our Avatar400 product provides functionability for production management, oil and gas marketing, field inventory and data exchange interfaces between accounting and engineering systems.

         RAPID. RAPID or Remote Access Private Integrated Datalink is an application service provider hosted oil and gas accounting, financial, land and production management application which we developed to reduce the high costs of oil and gas accounting software ownership and the need for regular version upgrades. By delivering the software application through remote Internet and Wide Area Network connectivity, our remote datalink system facilitates lowered system costs by eliminating the subscriber's need for expensive in-house hardware solutions, software purchases and eventual upgrades as well as lowering or eliminating the expense of an internal technology department and staff.

         Our application service provider system delivers worldwide remote access availability to companies for their oil and gas accounting, land and production needs. Users remotely connect into our host server on a subscription basis and utilize the advanced technology of our remote datalink system via an advanced IBM server. Our remote application service provider system provides access to a high availability, secure, fast processing IBM server for a limited monthly expenditure and eliminates the need for an expensive technology department as the server equipment and all the oil and gas featured modules are maintained by us. We also provide a toll free hotline support for the our remote datalink customers.

         Our application service provider allows customers to implement an information technology strategy that supports growth, enhances productivity and provides optimum infrastructure cost-efficiency. By allowing customers to access our proprietary suite of software solutions through a web browser, the expense of continually investing in costly computer infrastructure and the time-consuming process of managing software installations, upgrades and maintenance is eliminated. The customers' information resides securely within one integrated system allowing anytime, anywhere access.

         In January of 1999 we became an application service provider for the oil and gas industry. We currently have 200 application service provider users and have a data center for our application service provider services in both Midland and Dallas, Texas. We provide access to our full compliment of oil and gas products via Internet or Wide Area Network (WAN) connections. Customers can log onto our system via an Internet browser, such as Microsoft Internet Explorer 5 or Netscape Navigator with no need for expensive server hardware or software. Access to our applications are based on a monthly subscription fee on a per user basis. We provide data storage, data security, data backups, management of the host servers and customer hotline support. Implementation is as simple as training and installation of an Internet connection at the customer site.

         We believe that, as customers are seeking to reduce technology cost, the application service provider market will prove to be the application of choice for the future. We are able to provide professional technical services that enable our customers to define, develop and implement network-based information systems that leverage the capabilities of the marketplace. We integrate our Internet solutions with a customer's intranet, which allows the customer to integrate external publicly available data with their internal proprietary geophysical, financial and accounting data.

Sales and Marketing

         Our marketing plan is geared to penetrate the energy market. We use regional distributors, trade shows, advertising, conferences, direct mail, telemarketing, referral base and a written incentive-based compensation plan for our sales representatives to grow our market share. We recently added a telemarketer to our sales team to place a minimum of 200 calls per week to our database of over 11,000 domestic oil and gas companies registered with Dunn and Bradstreet. Additionally, we have engaged research consultants to access public records as filed with state regulatory agencies by oil and gas companies. As leads are generated, the telemarketer routes the leads to one of our sales representatives depending on the product in which the customer has expressed interest. Sales representatives make initial contact via telephone or a personal contact based on the location of the prospective customer. Product demonstrations can be provided via the Internet, direct modem connection to customer site, in person at the customer site or at our office in Dallas.

         To discover opportunities to sell our products and Internet integration solutions, we call on our existing customer base, as well as leads we receive from customers, inquiries in response to tradeshows and advertisements. We intend to open additional sales and service office in oil producing regions in the United States as our business grows. We also intend to expand our direct sales force as we expand the services we offer and the markets we serve. We conduct a variety of marketing programs to educate our target market, create awareness and attract visitors to our products. We use traditional marketing methods, including advertisements, direct mail, trade shows, speaking engagements and public relations programs aimed at key prospective customers. As we expand our products and services, we plan to use product managers to develop and execute the marketing strategies for their particular product or service. In addition, our portal contains advertisements and other marketing programs designed to encourage visitors to learn about our products and services. We also utilize direct mail, national trade shows and targeted advertising to increase awareness of our products and to generate additional leads outside of the telemarketing effort.

         We launched our web site (www.avatarsystems.net) in 1997 to provide customer leads and to promote our products and services over the Internet. Currently we receive weekly 3 to 4 requests from potential customers for product and service information. Our web site is also used to provide current customers information on new products and services, product training dates and company sponsored seminars.

Competition

         The business-to-business e-commerce market for the petroleum industry is intensely competitive, evolving and subject to rapid technological change. We face competition from other traditional oil and gas service providers, as well as from Internet companies who have established websites and who are pursuing various e-commerce initiatives in bringing accounting solutions to the petroleum industry. Many of our competitors are large well-financed companies who provide an array of accounting and financial management solutions to the petroleum industry. Customers of our competitors will be reluctant to purchase our products unless we can demonstrate that our products are cost-effective and provide rapid and efficient solutions to their accounting and financial management needs.

         We believe there are approximately twelve competitors which offer similar products and services as we provide. Applied Terravision Systems, Inc of Canada is a public competitor traded on the Canadian Venture Exchange Inc. under the symbol "TER" with operating offices in Calgary, Canada, and in Dallas and Houston, Texas. Other competitors include Petroleum Place, Inc. (Paradigm Excalibur) in Denver, Colorado, Gwiz Systems, Inc in Lakewood, Colorado, Oil and Gas Information Systems in Fort Worth, Texas, SOGAS Systems in Wichita Falls, Texas, Wolfpak Software in Abilene, Texas, Roughneck Systems, Inc in Dallas,
Texas, Questa Software in Midland, Texas and Midland Southwest Software in Midland, Texas.

Suppliers

         Our primary supplier is IBM. We purchase most of our equipment for internal use and resale purposes from IBM. Additionally, we source from IBM the database product and other value added enhancements used in our Avatar400 and Petroware2000 products. We do not believe the loss of IBM as a supplier will have a material adverse effect on our business since the products we purchase from IBM are readily available from a number of other vendors.

Customers

         We sell our products to more than 350 customers on a regular basis. No customer accounted for more than 10% of our revenues for each of fiscal 2000 or 1999.

Employees

         As of September 30, 2001, we had 18 employees, including four Talon employees, none of whom is represented by a collective bargaining agreement. All of our employees are full-time employees. Of our total number of employees, 3 work in management, 12 in administration and customer support and 3 in sales and marketing. We consider our employee relations to be good, and we have never experienced a work stoppage. We have occasionally employed independent contractors in the past to support our operation.

         Our future success depends in part upon our ability to attract, retain and motivate highly qualified technical and management personnel. As part of our retention efforts, we seek to minimize turnover of key employees by emphasizing our industry experience, our work environment and our competitive compensation packages.

Regulatory and Environmental Matters

         Environmental Regulation. We believe we are not subject to any material liability under all applicable environmental laws. We further believe that the costs of compliance with existing or future environmental laws and related liability will not have a material adverse effect on our financial condition or results of operations. We had no costs from our compliance with these laws during the past three years.

         Federal, State And Local Regulations. Few laws or regulations are currently directly applicable to our access to or our conducting business on the Internet. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Such laws and regulations may cover issues such as: user privacy, pricing, content, copyrights, distribution, and characteristics and quality of products and services. Currently, we do not need any governmental approval for our products or services.

         In addition, the growth of the Internet and electronic commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our business. The enactment of any additional laws or regulations may impede the growth of the Internet, which could decrease our potential revenues from electronic commerce or otherwise adversely affect our business, financial condition and operating results.

         Laws and regulations directly applicable to electronic commerce or Internet communications are becoming more prevalent. Congress recently enacted Internet laws regarding on-line copyright infringement. Although not yet enacted, Congress is considering laws regarding Internet taxation. In addition, various state jurisdictions are considering legislation directed to electronic commerce which if enacted could affect our business. The applicability of many of these laws to the Internet is uncertain and could expose us to substantial liability. Any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could materially and adversely affect us. If we were alleged to violate federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could materially and adversely affect us.

         Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, the cost of communicating on the Internet could increase substantially. This, in turn, could slow the growth of use of the Internet. Any such legislation or regulation could materially and adversely affect our business, financial condition and operating results.

Intellectual Property and Proprietary Rights

         We regard substantial elements of our accounting solutions software and underlying technology as proprietary and intend to protect it by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. We also intend to enter into confidentiality agreements with our employees and consultants and will generally seek to control access to and distribution of our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently.

         Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any of our proprietary rights. We can give no assurance that the steps taken by us will prevent misappropriation or infringement of our proprietary information, which could have a material adverse effect on our business, results of operations and financial condition.

         Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention. We can give no assurance that our business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. Moreover, from time to time, we may be subject to claims against us for alleged infringement of the trademarks, service marks and other intellectual property rights of others. Such claims and any resultant litigation, should it occur, may subject us to significant liability for damages, result in invalidation of our proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention and could have a material adverse effect on our business, results of operations and financial condition.

Research and Development

         Our capitalized research and development costs have been focused on the development of our Avatar400 and Petroware2000 products. It was necessary for us to develop a Windows-based application to gain a competitive edge and have successful sales in the oil and gas market. Non-capitalized research include research on the readiness and deployment of various applications via an application service provider model over a wide area network (WAN) or the Internet. Our commitment to expansion and improvement of our product offerings through research and development activities is evident by our year-to-year increase in research and development spending. During 2000 we spent $574,698 on research and development as compared to $431,185 spent in 1999.

Licenses, Franchises, Concessions, Royalty Agreement, Patents, Trademarks Or Labor Contracts

         We hold copyrights to all of our products including, the Avatar400 product, Petroware Version 6, Petroware2000 and RAPID. In addition, we have trademarks for Avatar400, Petroware Version 6, Petroware2000 and Talon's Choices.

         In August 1998, we purchased assets, including software technology from one of our competitors. Pursuant to the asset purchase agreement, we are obligated to pay a royalty to the former owners of products acquired by us. We were able to lower the negotiated acquisition price for the products by placing a royalty on future sales of our products using the acquired software technology. Our obligation to pay royalty payments terminates in August 2003. During 2000 and 1999, we paid $30,039 and $28,978, respectively, as royalty payments under this agreement.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

         We are one of approximately twelve companies providing accounting, land management, production management and e-commerce software systems for the petroleum industry. Our revenues are generated from (1) software sales to licensed customers, (2) recurring maintenance revenue from licensed customers,
(3) application service provider revenues from Internet customers, and (4) revenues from services such as training, custom programming, system conversion and general business consulting. Our executive offices are located in Dallas, Texas and we have an application service provider data center and sales office in Midland, Texas.

         Our growth strategy includes seeking to acquire competitors who market primarily DOS-based products. Acquisitions will allow us to increase both our customer base and our repeat customer maintenance revenue. Additionally, we intend to market our Windows-based Avatar400 and Petroware2000 products to the newly acquired customers as an upgrade alternative.

         In November 2000 we organized Talon Global Solutions, Inc. to develop and market accounting, inventory control, commission distribution and distribution management software solutions for multi-level marketing and direct sales companies. We own 88% of Talon's common stock with management of Talon owing the remaining 12% of the common stock. Talon's operations do not currently constitute a significant portion of the Company's consolidated operations.

         We are the successor business entity of HCI Acquisition 1998-2, Inc. and initially conducted our business from 1996 to July 2000 as Avatar Systems, Ltd., a Texas limited partnership and as Avatar Systems, Inc., a Texas corporation, from July 2000 to November 14, 2000 when we merged into HCI, an existing non-operating public entity. As a result of the merger, HCI changed its name to Avatar Systems, Inc. and assumed the business operations of its predecessors, Avatar Systems, Ltd. and Avatar Systems, Inc. Our common stock began trading on the Over-the-Counter Market ("Pink Sheets") on April 2, 2001.

         For accounting purposes, the merger is reflected as a reverse acquisition and recapitalization of Avatar Systems, Inc. and the historical financial statements presented elsewhere herein are those of Avatar Systems, Inc. and its predecessor, Avatar Systems, Ltd.

Results of Operations

         Six months ended June 30, 2001 compared to six months ended June 30, 2000.

         Revenues. Total revenue increased $745,375, or 90.0%, to $1,573,705 for the six months ended June 30, 2001 from $828,330 for the six months ended June 30, 2000. The increase consists of an increase of $330,941 in software sales, an increase of $178,732 in maintenance revenue, an increase of $375,265 in other professional services, offset by a decrease in hardware sales of $139,564.

         The increase in software sales and maintenance revenue is the result of sales of the Petroware 2000 software package, which was released in October 2000. The increase in other professional services is the result of increased demand for custom programming and consulting. The decrease in hardware sales is due to a decline in customer demand as well as a shift in sales focus to the higher margin software sales.

         Operating Expense. Operating expenses increased $850,817 or 112%, to $1,610,502 for the six months ended June 30, 2001 from $759,685 for the six months ended June 30, 2000. This increase consists of an increase of $42,227 in salaries, an increase of $605,311 in general and administrative expense, offset by a decrease of $120,260 in cost of hardware sales and the write off of $323,540 of acquisition costs and expenses. As a result of the increased operating expenses, operating income decreased from $56,590 for the six-month period ended June 30, 2000 to a loss of $36,798 for the six-month period ended June 30, 2001.

         In November 2000, we entered into an agreement with an unaffiliated Texas based corporation and its two shareholders to acquire all of the outstanding capital stock of the corporation. The corporation was engaged in similar business operations as our company. The closing of the transaction was contingent upon us obtaining financing for the proposed acquisition and due diligence investigation. We delivered to the two shareholders a $250,000 earnest money deposit in order to obtain a standstill agreement to allow us time to secure financing for the acquisition. The deposit would be applied to the purchase price if the transaction closed on or prior to March 31, 2001. We were unable to obtain the necessary financing prior to March 31, 2001. The agreement pursuant to its terms was terminated in April 2001. Accordingly, we recorded a charge of $323,540 to write off the $250,000 deposit and $73,540 in related professional fees in the second quarter of 2001.

         As a result of the completion of the Petroware 2000 product in October 2000, we reallocated some of our programming and development personnel from software development, which is capitalized, to customer support and custom programming, which is expensed. This reallocation resulted in an increase in salaries charged to expense in the six months ended June 30, 2001 as compared to the six months ended June 30, 2000.

         General and administrative expenses increased due to expansion of the sales and marketing functions to support the release of the Petroware 2000 product.

         Cost of hardware sales decreased due to the decrease in hardware sales. The gross margin on hardware sales remained constant at approximately 16.0% in the six months ended June 30, 2001 and 2000, respectively.

         Other Income. Interest income increased $9,207 to $16,583 in the six months ended June 30, 2001 from $7,376 in the six months ended June 30, 2000 as a result of the increase in cash equivalents from the sale of our common stock to Cybertec in July 2000.

         Interest expense decreased $7,373 to $10,758 in the six months ended June 30, 2001 from $18,131 in the six months ended June 30, 2000 due to a decrease in outstanding debt.

         Year ended December 31, 2000 compared to year ended December 31, 1999.

         Revenues. Total revenues for the year ended 2000 were $1,763,123, an increase of $359,488, or 25.6%, from the $1,403,635 revenues for the year ended 1999. The increase is due primarily to an increase demand for other professional services, primarily consulting services, which increased from $245,631 in 1999 to $565,434 in 2000. Software sales increased from $141,495 in 1999 to $178,606 in 2000 reflecting customer acceptance of our products. Hardware sales were $233,859 in 2000, an increase of $61,919, or 26.5%, from the $171,940 hardware sales in 1999. Maintenance revenues decreased from $844,569 in 1999 to $785,224 in 2000, a decrease of $59,345. This decrease of $59,345 was due to the loss of some clients in 2000 due to the extremely low oil prices.

                                                      2000             1999
                                                 --------------   --------------
            Software sales....................      $  178,606       $  141,495
            Maintenance.......................         785,224          844,569
            Other professional services.......         565,434          245,631
            Hardware sales....................         233,859          171,940
                                                 --------------   --------------
            Total revenues....................      $1,763,123       $1,403,635
                                                    ==========       ==========

         Operating Expense. Costs of sales are the costs associated with producing the revenues as stated. Costs of sales are as follows:

                                                       2000             1999
                                                 --------------   --------------

            Costs of hardware sales...........      $  229,612       $  160,043
            Salaries..........................         655,315          525,705
            General and Administration........         681,941          645,906
                                                       -------          -------
            Total operating expenses..........      $1,566,868       $1,331,654
                                                    ==========       ==========

         Operating expenses increased $235,214 or, 17.7% to $1,566,868 for the year ended December 31, 2000 from $1,331,654 for the year ended December 31, 1999. This increase consists of an increase of $69,569 in costs of hardware sold, an increase of $129,610 in salaries and an increase of $36,035 in general and administrative expenses.

         The costs of hardware sales increased as a result of the payment of royalties to Petroware Systems, Inc. ("Petroware") on certain software sales of our products as required in the acquisition agreement with Petroware, and the increased sales of hardware equipment during 2000. Salaries and general administrative expenses increased as a result of increased marketing and selling efforts related to Petroware 2000 product as well as a reallocation of programming and development personnel from software development activities to customer support and custom programming.

         Other Income. Interest income increased $25,035 to $43,054 in the year ended December 31, 2000 as a result of the increase in cash equivalents from the sale of our common stock to Cybertec in July 2000.

         Interest expense decreased $13,916 to $32,989 during the year ended December 31, 2000 due to a decrease in outstanding debt.

Liquidity and Capital Resources

         We have historically financed our liquidity needs through a variety of sources including proceeds from the sale of common stock, borrowing from banks, loans from our stockholders, and cash flows from operation. At December 31, 2000, we had $947,176 in cash and cash equivalents. Cash generated from operations was $433,315 and $655,900 for the year ended December 31, 2000 and 1999, respectively. At June 30, 2001, we had $713,102 in cash and cash equivalents. Cash generated from operations was $89,152 and $256,152 for the six month period ended June 30, 2001 and 2000, respectively.

         In July 2000 we issued 1,600,000 shares of common stock and warrants in a private transaction to Cybertec for an aggregate consideration of $1,600,000. We have utilized approximately $1.1 million of the proceeds for legal, accounting, investment banking fees and other expenses relating to the merger with HCI, payment of consulting fees to Merchant Capital, capitalization and operating expenses for Talon, expenses relating to the Cybertec transaction, salaries and other general and administrative expenses. At August 31, 2001, we had approximately $500,000 remaining of the proceeds.

         At June 30, 2001, we had cash and cash equivalents of $713,102 as compared to cash and cash equivalents of $947,176 at December 31, 2000. Based upon current financial resources, we believe that we will have sufficient reserves to meet our anticipated working capital needs for our business as currently conducted for the next twelve months. However, we anticipate that we will need additional working capital to fund our business strategy including acquisitions. There can be no assurance that additional financing will be available, or if available, that such financing will be on favorable terms. Any such failure to secure additional financing, if needed, could impair our ability to achieve our business strategy. There can be no assurance that we will have sufficient funds or successfully achieve our plans to a level that will have a positive effect on our results of operations or financial condition. Our ability to execute our growth strategy is contingent upon sufficient capital as well as other factors, including our ability to further increase consumer awareness of our products, our ability to consummate acquisitions of complimentary businesses, general economic and industry conditions, our ability to recruit, train and retain a qualified sales staff, and other factors, many of which are beyond our control. Even if our revenues and earnings grow rapidly, such growth may significantly strain our management and our operational and technical resources. If we are successful in obtaining greater market penetration with our products, we will be required to deliver increasing volumes of our products to our customers on a timely basis at a reasonable cost to us. No assurance can be given that we can meet increased product demand or that we will be able to deliver our products on a timely and cost-effective basis.


         At June 30, 2001 we had an outstanding  note payable to Bank One, Texas
N.A.,  bearing interest at 10.5% per annum,  with monthly principal and interest
payments  of  $14,444   through   maturity  in  February   2002.   The  note  is
collateralized by substantially all of our assets and is guaranteed by Robert C.
Shreve, Jr., Tim Allen and Gregg Allen, three of our officers and directors.  At
September 28, 2001 the principal balance of the note was $86,667.

         We do not believe that inflation has materially affected our results of operation.

ITEM 3.  DESCRIPTION OF PROPERTY

         We lease our primary office  facility under a 5-year lease that expires
September 30, 2005. Our corporate offices consist of approximately 7,000 square feet with an annual rental of $133,080.

         We believe that the condition of our leased facilities is excellent and that the provided space is sufficient for our use and operation at the present time. In the opinion of our management, these properties are adequately insured, in good condition and suitable for our anticipated future use.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of October 19, 2001, certain information with respect to the beneficial ownership of the common stock of our Company by each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.

                                                        Shares Beneficially    Percentage of Shares
                            Name(1)                            Owned             Beneficially Owed
            -----------------------------------------  ---------------------   ---------------------
            Robert C. Shreve, Jr...................         3,200,000(2)               31.1
            Charles Timothy Allen..................         2,650,000(3)               29.6
            Orville Gregory Allen..................         2,650,000(4)               29.6
            Cybertec Holdings, Plc.................         2,600,000(5)               28.9
            Stephen A. Komlosy.....................         3,201,000(6)               31.1
            Merchant Capital Holdings, Ltd.........         2,000,000(7)               18.7
            Geoffrey Dart..........................         2,000,000(8)               18.7
            Cindy Skelton(9).......................                  -0-                -0-
            Officers and directors as a group (6
                 persons)..........................        13,701,000(10)              95.2


---------------

(1) Unless otherwise indicated, each person named in this table has sole voting and investment power with respect to the shares beneficially owned. Also, unless otherwise indicated, the address of each beneficial owner identified below is c/o Avatar Systems, Inc., 5728 LBJ Freeway, Suite 270, Dallas, Texas 75240.
(2) Includes 1,600,000 shares of common stock which may be issued to Mr. Shreve upon exercise of 1,600,000 warrants at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005. Mr. Shreve is the President, Chief Executive Officer, Chief Financial Officer and a director of Avatar and Executive Vice President and a director of Talon, our majority- owned subsidiary.
(3) Includes 250,000 shares of common stock which may be issued to Mr. Allen upon exercise of 250,000 warrants at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005. Mr. Allen is a director of Avatar and Talon.
(4) Includes 250,000 shares of common stock which may be issued to Mr. Allen upon exercise of 250,000 warrants at $1.00 per share. Such warrants are currently exercisable and expire July 10,2005. Mr. Allen is a director of Avatar.

(5) Includes 1,600,000 shares owned by Cybertec and 1,000,000 shares of common stock which may be issued to Cybertec upon exercise of warrants to purchase 1,000,000 shares of common stock at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005. Cybertec's address is Rosedale House, Rosedale Road, Richmond, Surrey TW9 2SZ, England.
(6) Includes 1,600,000 shares owned by Cybertec and 1,000,000 shares of common stock which may be issued to Cybertec upon exercise of warrants to purchase 1,000,000 shares at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005. Stephen A. Komlosy is the Managing Director of Cybertec and is authorized to vote such shares on behalf of Cybertec. Also includes 1,000 shares owned by General Trading Corporation, Ltd., a Komlosy family company. Mr. Komlosy has the authority to vote such shares on behalf of General Trading Company. Also includes 600,000 shares of common stock which may be issued to Mr. Komlosy upon exercise of warrants to purchase 600,000 shares of Avatar's common stock at $1.00 per share. Such warrants expire July 10, 2005. Mr. Komlosy is a director of Avatar and Talon. Mr. Komlosy's address is Rosedale House, Rosedale Road, Richmond, Surrey TW9 2SZ, England.
(7) Merchants Capital Holdings, Ltd. address is 133 Ebury Street, London, England SW1W 9QU. Merchant Capital holds warrants to purchase 2,000,000 shares of Avatar's common stock at $1.00 per share. Such warrants are currently exercisable and expire July 10, 2005.
(8) Includes warrants to purchase 2,000,000 shares of Avatar's common stock at $1.00 per share held by Merchant Capital. Such warrants are currently exercisable and expire July 10, 2005. Mr. Dart is the Managing Director of Merchant Capital Holdings and has authority to vote such shares when issued on behalf of Merchant Capital Holdings. Mr. Dart's address is the same as Merchant Capital Holdings, Ltd. Mr. Dart is a director of Avatar and Talon.
(9)   Ms. Skelton is the Secretary of Avatar and Talon.
(10) See preceding notes for an explanation of the ownership of the 13,701,000 shares.

         We currently have 8,695,652 outstanding shares of common stock of which 695,652 shares are owned by approximately 450 persons. The remaining 8,000,000 shares are owned by our principal shareholders as noted in the above table.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

         The following sets forth information concerning our officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the board of directors and directorships in other publicly-held companies.

                   Name               Age           Position with Avatar
          ------------------------    ---    -----------------------------------
          Robert C. Shreve, Jr.(1)    38     President, Chief Executive Officer,
                                             Chief Financial Officer, Chairman
                                             of the Board and Director
          Charles Timothy Allen(1)    50     Director
          Orville Gregory Allen       44     Director
          Stephen A. Komlosy(1)       59     Director
          Geoffrey Dart(1)            53     Director
          Cindy Skelton(2)            41     Secretary

---------------
(1) Also serves as a director of Talon, our majority-owned subsidiary. Mr. Shreve is the Executive Vice President of Talon.
(2)   Ms. Skelton also serves as Secretary-Treasurer of Talon.

         Robert C. (Chuck) Shreve, Jr. was managing partner of Avatar Systems, Ltd. and an officer of Avatar Systems, Inc., the predecessors of our Company, from 1996 to November 2000. He has served as the President, Chief Executive Officer, Chief Financial Officer, Chairman of the Board and a director of our Company since November 14, 2000. He has over eighteen years experience in accounting and financial management with emphasis in the oil and gas industry and the real estate development industry. Mr. Shreve also has technical certifications in the technology field and over eighteen years in PC-based network and IBM AS400 systems. Mr. Shreve received his BBA from the University of Texas of the Permian Basin, and attended graduate school at the University of Texas at Dallas. As a Certified Public Accountant, he is a member of the American Institute of CPAs, the Texas Society of CPAs and the Dallas Chapter of the Texas Society of CPAs.

         Charles Timothy (Tim) Allen has served as a director of our Company since November 14, 2000. Mr. Allen was a limited partner of Avatar Systems, Ltd. and an officer of Avatar Systems, Inc., the predecessors of our Company, from 1996 to November 2000. Mr. Allen is the President of Eland Energy Corporation ("Eland") located in Dallas, Texas and is responsible for the financial affairs of Eland. He has been employed by Eland since 1984 in various positions. He co-founded Eland with his brother, Orville Gregory Allen. He has been drilling and operating wells in Texas, Oklahoma, Louisiana and New Mexico for the past twenty years. Mr. Allen formed Allen Oil Company in 1979, where he was primarily involved in generating prospects for other companies. In 1982, Mr. Allen and three partners started drilling and operating wells in the North Texas area with the primary purpose of developing Mississippi reef wells using CDP seismic which resulted in over 20 Mississippi reef discoveries in the area. Mr. Allen graduated from Texas Tech University with a BBA in management and a MBA in finance.

         Orville Gregory (Gregg) Allen has served as a director of our Company since November 14, 2000. Mr. Allen was a limited partner of Avatar Systems, Ltd. and an officer of Avatar Systems, Inc., the predecessors of our Company, from 1996 to November 2000. He is currently a Vice President of Eland and has been employed by Eland since 1984 in various positions. He is responsible for the day-to-day management of Eland's land, operations engineering and financial functions. Mr. Allen is also responsible for oil and gas acquisition activities for Eland. He has over sixteen years of experience in the oil and gas industry. Prior to co-founding Eland in 1984, he worked for F. Mark Robert Oil & Gas Properties, where he served as a contract landman for various oil industry clients. Mr. Allen is a graduate of Texas Tech University with a BBA in marketing. Gregg Allen and Tim Allen are brothers.

         Stephen A. Komlosy has served as a director of our Company since November 14, 2000. He is also the Managing Director of Cybertec Holdings Plc., a publicly traded United Kingdom company. Mr. Komlosy has served as Managing Director of Cybertec since February 2000. Cybertec is an investment company, making strategic investments in real estate and Internet related companies whose growth and value can be enhanced by management consulting services, financial assistance or mergers with related businesses. Mr. Komlosy currently resides in England. Since 1967, Mr. Komlosy has managed several family owned businesses which are engaged in real estate acquisition and development activities. In 1981, he co-founded Branon PLC, a public industrial holding company selling bonded oil drilling and pipe handling equipment to North Sea oil operators; the large-scale manufacture of dump trucks for the Ministry of Defense; and of road planners and oil consoles. At Branon, he had specific responsibility for establishing its oil and gas purchasing associate Covendish Petroleum PLC which purchased 140 producing wells in Ohio, USA. Mr. Komlosy is also a director of Chroma Group, Harrell Hospitality Group, Inc., a public company traded on the NASD Over-the-Counter Bulletin Board ("HLTLA") and Energy Technique, Plc, a company traded on the London Stock Exchange.

         Geoffrey Dart has served as a director of our Company since November 2000. He is a London-based merchant banker with over twenty years of experience in the investment field. Mr. Dart is chairman of First Merchant Capital Ltd., a company incorporated under the laws of England and Wales. First Merchant specializes in obtaining financing for mergers and acquisitions, mainly in small-cap United Kingdom and U.S. companies in the $1 million to $10 million bracket. Mr. Dart is also the Managing Director of Merchant Capital Holdings, Ltd., a British Virgin Island company which provides financial consulting services to United Kingdom and U.S. smallcap companies. Mr. Dart and members of his family own First Merchant and Merchant Capital Holdings. For at least the past five years, Mr. Dart has been engaged in providing investment banking services to United Kingdom and U.S. companies through his family-owned businesses. Mr. Dart is also a director of Mortgage Advisors, Ltd., Shillington, Ltd., Harrell Hospitality Group, Inc., a public company traded on the NASD Over-the-Counter Bulletin Board ("HLTLA") and Energy Technique, Plc, a company traded on the London Stock Exchange.

         Cindy Skelton currently serves as the Secretary of our Company and she manages the benefit plans and employee relations for us. She has served as our Secretary since November 27, 2000. Ms. Skelton is primarily employed by Eland and since 1986 has served as Eland's Accounting Manager and Controller. Since 1994 she has held the position of Director of Human Resources with Eland. She received a BBA degree from Texas Tech University in 1981. She will devote as much of her time as necessary to fulfill her duties as an officer of our Company.

Committees of the Board of Directors

         Our Board of Directors does not have any committees at this time.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Officers

         Our Board appoints the executive officers to serve at the discretion of the Board. Directors who are also employees receive no compensation for serving on the Board. Our non-employee directors receive no compensation for serving on the Board. We intend to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings.

Executive Compensation

         Robert C, Shreve, Jr., our President, Chief Executive Officer and Chief Financial Officer, is paid $125,000 annually. None of our other executive officers is paid more than $100,000 annually.

Employment Agreements

         We have entered into a management agreement with Robert C. Shreve, Jr., our President and Chief Executive Officer and Chief Financial Officer, which terminates on July 10, 2003. The management agreement shall be automatically extended for an additional one-year period after the initial term unless at least 30 days prior to the termination date either we or Mr. Shreve give written notice to the other that the management agreement will not be renewed. Mr. Shreve will receive an annual base salary of $125,000 which may be increased at the discretion of our Board. Additionally, Mr. Shreve may be eligible to receive an annual bonus based on our financial performance in the form of stock options and cash not to exceed 15% of his base salary. Upon agreeing to the terms of the management agreement, we issued to Mr. Shreve a five-year warrant to purchase
1.6 million shares of our common stock at an exercise price of $1.00 per share. All of the warrants are currently exercisable and none of the warrants have been exercised. See "Part I, Item 4 - Security Ownership of Certain Beneficial Owners and Management."

         Talon, our majority-owned subsidiary, has entered into employment agreements with two executive officers of Talon. Each of the agreements terminate in November 2003. Chad P. Statham, who is the President, Chief Executive Officer and a director of Talon, will receive an annual salary of $70,000. Mr. Statham will receive an annual bonus and commissions as determined by Talon's board of directors. Carla Rogers, who is currently serving as Marketing Director of Talon, will receive an annual salary of $45,000 under her employment agreement. Ms. Rogers will also receive an annual bonus and commissions as determined by the Talon board of directors.

Key Man Insurance

         We currently pay an annual premium of approximately $1,000 for a life insurance policy in the amount of $1,000,000 on the life of Robert C. Shreve, Jr., our President, Chief Executive Officer and Chief Financial Officer. The proceeds of the policy are payable to us.


Stock Option Plan

         On  November  14,  2000,  our  shareholders  approved  our  2000  Stock
Compensation  Plan.  The  number of shares of common  stock  which may be issued under the 2000 Plan shall  initially be 400,000  shares which amount may, at the discretion of the Board, be increased from time to time to a number of shares of common  stock  equal to 5% of the total  outstanding  shares  of  common  stock, provided  that the  aggregate  number of shares  of  common  stock  which may be granted  under the 2000 Plan  shall not  exceed  1,500,000  shares.  We may also utilize  the  granting  of  options  under  the 2000 Plan to  attract  qualified individuals to become our employees and  non-employee  directors,  as well as to ensure the retention of management of any acquired  business  operations.  Under the 2000  Plan we may also  grant  restricted  stock  awards.  Restricted  stock represents shares of common stock issued to eligible participants under the 2000
Plan subject to the  satisfaction  by the  recipient of certain  conditions  and enumerated  in the  specific  restricted  stock grant.  Conditions  which may be imposed  include,  but are not  limited  to,  specified  periods of  employment,
attainment  of  personal   performance   standards  or  our  overall   financial
performance. The granting of restricted stock represents an additional incentive for eligible  participants  under the 2000 Plan to promote our  development  and growth,  and may be used by our  management as another  means of attracting  and retaining  qualified  individuals  to  serve  as our  employees  and  directors.
Currently, options to purchase 118,500 shares of our common stock at an exercise price of $1.25 per share have been granted to 12 employees.  Such options expire on January 10, 2011. No options have been granted to our officers or directors.

Compensation Table

         The information set forth below concerns the cash and non-cash compensation to certain of our executive officers for each of the past three fiscal years ended December 31, 2000, 1999 and 1998. In each case, the compensation listed was paid by our Company or Avatar Systems, Ltd., our predecessor entity. Except for Robert C. Shreve, Jr., our President, Chief
Executive Officer, and Chief Financial Officer, no executive officer has an employment agreement with us and all executive officers serve at the discretion of the Board.

                           Summary Compensation Table

                                                                                       Long-Term Compensation
            Name/Title                                  Annual Compensation                    Awards
---------------------------------------------------------------------------------- -------------------------------
                                                                                                     Securities
                                                                                                     Underlying
                                                                     Other Annual    Restricted     Options/SARs/
                                            Year    Salary/Bonus     Compensation   Stock Awards       Warrants
                                           ------  --------------   -------------- --------------  ---------------
Robert C. Shreve, Jr., President, Chief     2000      $108,160           N/A            None        1,600,000(1)
   Executive Officer, Chief Financial       1999      $106,163           N/A            None            None
   Officer and Director                     1998      $101,920           N/A            None            None


--------------------
(1) On July 10, 2000, we issued Mr. Shreve warrants to purchase 1,600,000 shares of our common stock at an exercise price of $1.00 per share. The warrants are currently exercisable and expire in July 2005. The warrants were issued to Mr. Shreve in conjunction with his signing a management agreement with us. See "Item 4 - Security Ownership of Certain Beneficial Owners and Management."


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We initially conducted our business as Avatar Systems, Ltd., a Texas limited partnership which was organized on September 1, 1996. Avatar
International, Inc., a Texas corporation, was the general partner of the partnership. Robert C. Shreve, Jr., Gregg Allen and Tim Allen, three of our current officers and directors, were limited partners of the partnership. The limited partners owned all of the outstanding capital stock of the general partner.

         On July 7, 2000, the limited partners assigned their respective partnership interests to the general partner for 6,399,000 shares of the general partner's common stock. Additionally, on July 7, 2000, the partnership assigned all of its assets and liabilities to the general partner. The partnership was dissolved and the general partner changed its name to Avatar Systems, Inc. Upon dissolution of the partnership, the Avatar Systems' shareholders consisted of Robert C. Shreve, Jr. who owned 1,600,000 shares of common stock and Tim Allen and Gregg Allen who each owned 2,400,000 shares of common stock.

         On July 10, 2000, Cybertec Holdings, Plc, one of our principal shareholders, purchased 1,600,000 shares of our common stock for $1.6 million. Cybertec also was issued warrants to purchase 1,000,000 shares of our common stock at $1.00 per share. The warrants are currently exercisable and expire July 10, 2005.

         In July 2000, we issued to Robert C. Shreve, Jr., our President, Chief Executive Officer and Chief Financial Officer, warrants to purchase 1,600,000 shares of our common stock at $1.00 per share. Also, warrants to purchase 250,000 shares of our common stock were issued to each of Tim Allen and Gregg Allen, two of our current directors. We also issued to Stephen A. Komlosy, one of our directors, warrants to purchase 600,000 shares of common stock at $1.00 per share. All of the warrants are currently exercisable and expire July 10, 2005.

         On July 10, 2000, Robert C. Shreve, Jr., Tim Allen, Gregg Allen, Stephen A. Komlosy, Cybertec, and Merchant Capital Holdings (the "Shareholders") entered into a Shareholders Agreement with our Company which provided, among other things, that we had the right of first refusal to purchase any shares of our common stock which a Shareholder proposed to transfer or sell to a third party. The non-selling Shareholders would have such right of purchase if we did not exercise our right of first refusal. Additionally, if a Shareholder receives an offer from a third party to purchase 5% or more of our outstanding shares of common stock, the other Shareholders have the right to participate in such proposed sale of the securities on the same terms and conditions as the Shareholder receiving the initial offer.

         The Shareholders also agreed that until the completion of a public offering of our securities which nets our Company at least $10 million, unless the Shareholders Agreement is sooner terminated, Cybertec shall have the right to nominate two candidates to our Board and that Robert C. Shreve, Jr., Tim Allen and Gregg Allen, as a group (the "Original Stockholders") shall have the right to nominate three candidates to our Board. Our Board shall consist of five members unless the written consent of Cybertec is obtained to increase or decrease the members of the Board. Each Shareholder has agreed to vote its shares of common stock for the nominees as named by Cybertec or the Original Stockholders. The Shareholders Agreement will terminate on the earlier of the following events: (1) our written agreement with the Shareholders; (2) our dissolution, bankruptcy or insolvency; and (3) the date which we complete a $10 million public offering of our securities or July 10, 2002, whichever first occurs.

         The Original Stockholders are guarantors of our loan with Bank One Texas, N.A. which at August 3, 2001 had an outstanding principal balance of $101,111. Before we can issue any securities to the public in a public offering or before the exercise of any outstanding options or warrants or before filing a registration statement for any of the Shareholders, the personal guarantees of the Original Stockholders relating to the Bank One loan must be released or the Bank One loan paid with any proceeds from a public offering or other securities offering.

         On July 10, 2000, Cybertec, Merchant Capital, Stephen A. Komlosy and the Original Stockholders entered into an Investors Rights Agreement with us which requires us to register the 8,000,000 shares of our common stock currently owned by the Shareholders, any shares purchased by such Shareholders from us in the future and shares of our common stock underlying warrants and options owned by such Shareholders. The Shareholders own warrants to purchase an aggregate of
5.7 million shares of our common stock at $1.00 per share. The warrants are currently exercisable and expire July 10, 2005. The Investors Rights Agreement provides for registration of such shares if requested by a majority of the outstanding shares entitled to request registration, provided such shares are ineligible for sale under Rule 144(k) or constitute more than 10% of our outstanding common stock. The Shareholders have the right to two such demand registration statements. Additionally, the Shareholders have a right, subject to certain restrictions, to have their shares of our common stock included in any registration statement for a proposed public offering of our securities.

         The Investors Rights Agreement further provides that each Shareholder has a right of first offer, subject to certain exceptions, with respect to our future sales of securities. If the Shareholders do not subscribe for the purchase of all of the offered securities, the remaining securities may be sold to third parties at a price not less than, and upon terms no more favorable to, such third parties than those offered to the Shareholders. The right of first offer shall terminate on the date of the earlier to occur: completion by us of a $10 million public offering of our securities or the shares of our common stock owned by the Shareholders as a group constitute less than 10% of the issued and outstanding shares of our common stock on a fully diluted basis.

         On July 10, 2000, we entered into a consulting agreement with Merchant Capital Holdings, Limited, a British Virgin Island company and its affiliate, First Merchants Capital Limited, a company incorporated in England and Wales. Geoffrey Dart, one of our directors, is the Managing Director of Merchant Capital and First Merchants Capital. The consulting agreement was for a term of one year and was subject to renewal for one additional year with the approval of our Board and the consultants. Consultants agreed to provide financial and business consulting services to us, assist us with the development of new business, assist us with locating a non-operating public company as a merger candidate and to assist us with securing an underwriter or investment banker for a public offering of our securities. The consulting agreement terminated on July 10, 2001. We did not renew the consulting agreement with the consultants.

         We initially paid consultants $15,000 as compensation in July 2000 and agreed to pay consultants an annual fee of $60,000 payable in 12 monthly installments of $5,000 each. Additionally, we issued to Merchant Capital a 5-year warrant to purchase 2,000,000 shares of our common stock at an exercise price of $1.00 per share. None of the warrants have been exercised and the warrants expire July 10, 2005.

         On November 14, 2000, we merged with and into HCI with HCI as the surviving corporation. HCI changed its name to Avatar Systems, Inc. Robert C. Shreve, Jr., Gregg Allen, Tim Allen, Stephen A. Komlosy and Geoffrey Dart were elected as our directors. We assumed all rights, obligations, duties and liabilities of Avatar Systems under agreements existing prior to the merger.

         As a result of the merger, 8,000,000 shares of our common stock were issued to the four shareholders of Avatar Systems. Prior to the merger, Avatar Systems had outstanding warrants to purchase 5.7 million shares of its common stock at $1.00 per share. All of the Avatar Systems warrants were converted into warrants to purchase 5.7 million shares of our common stock under the same terms as the outstanding Avatar Systems warrants. The warrants expire on July 10, 2005.

         Our management believes that each of the transactions described in this
Item 7 was made on terms no less favorable to us than could have been obtained from unaffiliated parties.

ITEM 8.  DESCRIPTION OF SECURITIES

Capital Stock

         Our authorized capital stock consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. Each share of common stock entitles a shareholder to one vote on all matters upon which shareholders are permitted to vote. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no shareholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our shareholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefor and, upon liquidation, to a pro-rata share in any distribution to shareholders. We do not anticipate declaring or paying any cash dividends on the common stock in the year 2001 or in the foreseeable future.

         Pursuant to our Articles of Incorporation, the Board has the authority, without further shareholder approval, to provide for the issuance of up to 10,000,000 shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our Board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company.

         As an HCI successor, we are prohibited from issuing non-equity voting securities under Section 1123(a)(6) of the United States Bankruptcy Code. If there are to be any classes of securities issued in the future, all shall possess voting power, an appropriate distribution of such voting power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, and adequate provision for the election of directors representing such preferred class in the event of default in the payment of such dividends.

Provisions Having A Possible Anti-Takeover Effect

         Our Articles of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, the Board has the authority, without further action by our shareholders, to issue up to 10,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue up to 5,700,000 shares of common stock upon exercise of outstanding warrants held by certain shareholders of the Company. The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
                                   MARKET DATA

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Business."

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

              [The remainder of this page intentionally left blank]

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

         Our common stock began trading on the Over-the-Counter Pink Sheets on April 2, 2001. On August 9, 2001, the last trade date reported for our common stock, the closing sales price was $ 3.50. Since our common stock only recently began trading, there is not an established active public market for our common stock. No assurance can be given that an active market will exist for our common stock and we do not expect to declare dividends in the foreseeable future since we intend to utilize our earnings, if any, to finance our future growth, including possible acquisitions.

         We are filing this Registration Statement on Form 10- SB for the purpose of enabling our common stock to commence trading on the NASD OTC Bulletin Board. Our Registration Statement on Form 10-SB must be declared effective by the SEC prior to our being approved for trading on the NASD OTC Bulletin Board, and until such time as this Form 10-SB is declared effective, our common stock will continue to be quoted on the "Pink Sheets." Our market makers must make an application to the National Association of Securities Dealers, Inc., or NASD, following the effective date of this Form 10-SB in order to have our common stock quoted on the NASD OTC Bulletin Board.

         Holders. As of October 19, 2001, there were a total of 8,695,652 shares of our common stock outstanding, held by approximately 455 shareholders of record.

         Dividends. We have not declared any dividends on our common stock during the last two fiscal years.

ITEM 2.  LEGAL PROCEEDINGS

         We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the Reorganization Plan of HCI, all of its outstanding capital stock as of February 1, 2000, the date of its bankruptcy petition, was canceled. Subsequently, HCI issued an aggregate of 695,652 shares of common stock to certain of its creditors. The 695,652 shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933.

         On July 10, 2000 Avatar Systems sold and issued to Cybertec 1,600,000 shares of common stock for $1.6 million. We also issued to Cybertec warrants to purchase 1,000,000 shares of Avatar Systems common stock at $1.00 per share. Concurrently with the Cybertec transaction, we issued to Robert C. Shreve, Jr., President, Chief Executive Officer and Chief Financial Officer of Avatar
Systems, warrants to purchase 1,600,000 shares of common stock at $1.00 per share. The warrants issued to Mr. Shreve were issued to him in connection with his agreement to enter into a management agreement with Avatar Systems. Also, warrants to purchase 250,000 shares of Avatar Systems common stock were issued to each of Tim Allen and Greg Allen, directors of Avatar Systems. We also issued to Stephen Komlosy, a director of Avatar Systems, warrants to purchase 600,000 shares of common stock at $1.00 per share for his services in arranging and structuring the Cybertec financing. All of the warrants are currently exercisable and expire July 10, 2005. The warrants issued to Tim Allen and Greg Allen were for their agreement to provide their personal guarantee of certain bank indebtedness of Avatar Systems.

         Additionally, Avatar Systems issued to Merchant Capital Holdings, Ltd., a five year warrant to purchase 2,000,000 shares of Avatar Systems common stock at an exercise price of $1.00 per share as consideration for its consulting services and assistance in arranging and structuring the Cybertec financing.

         For  each of the  foregoing  transactions,  Avatar  Systems  relied  on
Section 4(2) of the Securities Act of 1933 for the issuance of the shares of common stock and warrants because the transactions, singularly and in the aggregate, did not involve a public offering and were therefore exempt from the registration requirements of Section 5 of the Securities Act of 1933. No underwriters were employed in connection with these transactions.

         On November 14, 2000, HCI shareholders approved a merger with Avatar Systems and issued 8,000,000 shares of common stock to the four shareholders of Avatar Systems. HCI was the surviving entity and changed its name to Avatar Systems, Inc. The surviving entity assumed all the liabilities, obligations and agreements of Avatar Systems including outstanding warrants to purchase 5,700,000 shares of common stock at $1.00 per shares which were held by the four Avatar Systems shareholders and their affiliates prior to the merger. The warrants are currently exercisable and expire July 10, 2005. We relied on
Section 4(2) of the Securities Act of 1933 for the issuance of the 8,000,000 shares and warrants to purchase 5,700,000 shares because the transaction did not involve a public offering and was therefore exempt from the registration requirements of Section 5 of the Securities Act. No underwriters were used in connection with this transaction.

         On January 10, 2001, we issued options to purchase 118,500 shares of our common stock to 12 employees at an exercise price of $1.25 per share. The options expire on January 10, 2011. Each option holder executed a stock option agreement. We relied upon Rule 701 for the exemption from the registration requirements of Section 5 of the Securities Act for the issuance of the options.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         We have the authority under Articles 2.02a(16) and 2.02-1 of the Texas Business Corporation Act ("TBCA") to indemnify our directors and officers to the extent provided for in such statute. The TBCA provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person: (1) conducted himself in good faith; (2) reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         A corporation may indemnify a person under the TBCA against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         Our Articles of Incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for an act or omission in such director's capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for (1) a breach of the director's duty of loyalty to us or our shareholders, (2) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (4) an act or omission for which the liability of the director is expressly provided under Texas law. Limitations on liability provided for in our Articles of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Articles of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter shareholders or management from brining a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us or our shareholders.

         We have obtained a directors' and officers' liability insurance policy to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers. The policy expires in July 2002 and has policy limits of $1,000,000.

         Our Bylaws provide that our officers and directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; provided, however, that it must be determined that such officer or director acted in good faith and reasonably believed: (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest, (2) in all other cases that his conduct was not opposed to our best interests; and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an officer or director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the shareholders of the corporation, as described in our Bylaws.

         The above discussion of the TBCA, our Articles of Incorporation, and our Bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, our Articles of Incorporation and our Bylaws, respectively.

                                    PART F/S

         The following financial information is provided in accordance with the requirements of Item 310 of Regulation S-B.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants...........................28
Consolidated Balance Sheets..................................................29
Consolidated Statements of Income............................................30
Consolidated Statements of Changes in Stockholders' Equity...................31
Consolidated Statements of Cash Flows........................................32
Notes to Consolidated Financial Statements...................................33

                      CONSOLIDATED FINANCIAL STATEMENTS AND
                     REPORT OF INDEPENDENT CERTIFIED PUBLIC
                                   ACCOUNTANTS

                       AVATAR SYSTEMS, INC. AND SUBSIDIARY

                           December 31, 2000 and 1999

               Report of Independent Certified Public Accountants





To the Board of Directors and Partners
Avatar Systems, Inc.

We have audited the accompanying consolidated balance sheets of Avatar Systems, Inc. and Subsidiary, formerly Avatar Systems, Ltd., as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Avatar Systems, Inc. and Subsidiary as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.



GRANT THORNTON LLP

Dallas, Texas
January 19, 2001


                       Avatar Systems, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEETS

                                                                             December 31
                                                                       -----------------------    June 30,
                                 ASSETS                                   1999         2000         2001
                                                                       ----------   ----------   ----------
                                                                                                 (unaudited)
CURRENT ASSETS
    Cash and cash equivalents                                          $  378,551   $  947,176   $  713,102
    Accounts receivable - trade                                           150,278      118,444      208,927
    Inventory                                                                --         45,387       25,293
    Prepaid expenses                                                        6,030        6,030        6,031
    Deferred income taxes                                                    --         72,121       72,121
                                                                       ----------   ----------   ----------

                  Total current assets                                    534,859    1,189,158    1,025,474

PROPERTY AND EQUIPMENT - at cost, net                                     139,401      134,628      182,394

PURCHASED SOFTWARE, net of accumulated amortization of
    $332,413 and $202,053 in 2000 and 1999, respectively                  659,608      539,248      509,359

SOFTWARE DEVELOPMENT COSTS, net of accumulated
    amortization of $33,246 in 2000                                       431,185      972,637    1,051,237

OTHER ASSETS                                                                5,890      563,261      234,970
                                                                       ----------   ----------   ----------

                  Total assets                                         $1,770,943   $3,398,932   $3,003,434
                                                                       ==========   ==========   ==========

                         LIABILITIES AND EQUITY

CURRENT LIABILITIES
    Current maturities of long-term debt                               $  178,159   $  187,037   $  132,556
    Accounts payable - trade                                              128,733      157,050      246,546
    Accrued expenses                                                      105,340      119,982       43,102
    Deferred revenue                                                      667,335      640,880      358,940
                                                                       ----------   ----------   ----------

                  Total current liabilities                             1,079,567    1,104,949      781,144

DEFERRED INCOME TAXES                                                        --        112,797      102,266

LONG TERM DEBT, less current maturities                                   202,222       53,203       12,483
                                                                       ----------   ----------   ----------

                  Total liabilities                                     1,281,789    1,270,949      895,893

EQUITY
    Preferred stock, $0.001 par value; 10,000,000 shares authorized;
       none issued                                                           --           --           --
    Common stock, $0.001 par value; 30,000,000 shares authorized;
       8,695,652 shares authorized, issued and outstanding                   --          8,696        8,696
    Paid-in capital                                                          --      1,999,478    1,999,478
    Retained earnings                                                        --        119,809       99,367
    Partners' capital
                                                                          489,154         --           --
                                                                       ----------   ----------   ----------
                                                                          489,154    2,127,983    2,107,541
                                                                       ----------   ----------   ----------

                  Total liabilities and equity                         $1,770,943   $3,398,932   $3,003,434
                                                                       ==========   ==========   ==========



        The accompanying notes are an integral part of these statements.


                       Avatar Systems, Inc. and Subsidiary

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                 Years ended                   Six Months
                                                                December 31,                 Ended June 30,
                                                        --------------------------    --------------------------
                                                            1999           2000           2000           2001
                                                        -----------    -----------    -----------    -----------
                                                                                              (unaudited)
Revenue
    Software sales                                      $   141,495    $   178,606    $    27,600    $   358,541
    Maintenance                                             844,569        785,224        410,963        589,695
    Other professional services                             245,631        565,434        182,059        557,324
    Hardware sales                                          171,940        233,859        207,708         68,144
                                                        -----------    -----------    -----------    -----------
                                                          1,403,635      1,763,123        828,330      1,573,704

Operating expenses
    Cost of hardware sales                                  160,043        229,612        178,886         58,626
    Salaries                                                525,705        655,315        498,778        528,950
    General and administrative                              645,906        681,941         94,076        699,386
    Write off of acquisition costs (Note I)                    --             --             --          323,540
                                                        -----------    -----------    -----------    -----------
                                                          1,331,654      1,566,868        771,740      1,610,502

                 Operating income (loss)                     71,981        196,255         56,590        (36,798)

Other income (expense)
    Interest income                                          18,019         43,054          7,376         16,583
    Interest expense                                        (46,905)       (32,989)       (18,131)       (10,758)
                                                        -----------    -----------    -----------    -----------
                                                            (28,886)        10,065        (10,755)         5,825

                 Income (loss) before income taxes           43,095        206,320         45,835        (30,973)

Income tax expense (benefit)
                                                               --           40,676           --          (10,531)
                                                        -----------    -----------    -----------    -----------

              NET INCOME (LOSS)                         $    43,095    $   165,644    $    45,835    $   (20,442)
                                                        ===========    ===========    ===========    ===========

Pro forma financial information
    Income (loss) before income taxes                   $    43,095    $   206,320         45,835        (30,973)
    Pro forma income tax expense (benefit)                   14,652         70,149         15,584        (10,531)
                                                        -----------    -----------    -----------    -----------

                 Pro forma net income (loss)            $    28,443    $   136,171    $    30,251    $   (20,442)
                                                        ===========    ===========    ===========    ===========

Pro forma income (loss) per share - basic and diluted
    Basic                                               $      0.00    $      0.02    $      0.00    $      0.00
    Diluted                                             $      0.00    $      0.02    $      0.00    $      0.00
                                                        ===========    ===========    ===========    ===========

Weighted average shares outstanding
    Basic                                                 6,400,000      7,336,653      6,400,000      8,695,652
                                                        ===========    ===========    ===========    ===========
    Diluted                                               6,400,000      7,336,653      6,400,000      8,695,652
                                                        ===========    ===========    ===========    ===========




   The accompanying notes are an integral part of these financial statements.


                       Avatar Systems, Inc. and Subsidiary

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                       Common Stock
                                -------------------------     Paid-in        Retained      Partners'
                                   Shares        Amount       capital        earnings       capital         Total
                                -----------   -----------   -----------    -----------    -----------    -----------
Balance at January 1, 1999             --     $      --     $      --      $      --      $   539,177    $   539,177

Capital distributions                  --            --            --             --          (93,118)       (93,118)

Net income                             --            --            --             --           43,095         43,095
                                -----------   -----------   -----------    -----------    -----------    -----------

Balance at December 31, 1999           --            --            --             --          489,154        489,154

Net income                           45,835        45,835

Conversion to corporation
         (Note B)                 6,400,000         6,400       528,589           --         (534,989)          --

Sale of common stock, net of
    selling costs of $126,815     1,600,000         1,600     1,471,585           --             --        1,473,185

Recapitalization (Note B)           695,652           696          (696)          --             --             --

Net income                             --            --            --          119,809           --          119,809
                                -----------   -----------   -----------    -----------    -----------    -----------

Balance at December 31, 2000      8,695,652         8,696     1,999,478        119,809           --        2,127,983

Net income - unaudited                 --            --            --          (20,442)          --          (20,442)

                                -----------   -----------   -----------    -----------    -----------    -----------
Balance at June 30, 2001 -
   unaudited                      8,695,652   $     8,696   $ 1,999,478    $    99,367    $      --      $ 2,107,541
                                ===========   ===========   ===========    ===========    ===========    ===========



   The accompanying notes are an integral part of these financial statements.


                       Avatar Systems, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                Years ended                   Six Months
                                                               December 31,                 ended June 30,
                                                       --------------------------    --------------------------
                                                           1999           2000           2000           2001
                                                       -----------    -----------    -----------    -----------
                                                                                             (unaudited)
Cash flows from operating activities
   Net income                                          $    43,095    $   165,644    $    45,835    $   (20,442)
   Adjustments to reconcile net income to net
     cash provided by operating activities
       Depreciation and amortization                       189,873        224,044         64,899        136,299
       Write off of acquisition costs (Note I)                --             --             --          323,540
       Deferred income taxes                                  --           40,676           --          (10,531)
       Changes in operating assets and liabilities
         Accounts receivable - trade                       342,425         31,834         17,033        (90,484)
         Inventory                                            --          (45,387)          --           20,094
         Prepaid expenses and other                         34,838           --             --             --
         Accounts payable and accrued expenses             (37,178)        42,959        (14,657)        12,616
         Deferred revenue                                   82,847        (26,455)       127,564       (281,940)
         Other                                                --             --           15,478           --
                                                       -----------    -----------    -----------    -----------

           Net cash provided by operating activities       655,900        433,315        256,152         89,152
                                                       -----------    -----------    -----------    -----------

Cash flows from investing activities
   Additions to software development costs                (431,185)      (574,698)      (268,153)      (150,000)
   Deposits                                                   --         (326,754)          --            3,274
   Purchase of property and equipment                      (39,540)       (21,352)        (4,151)       (81,299)
   Payments received on notes receivable                     2,037           --             --             --
                                                       -----------    -----------    -----------    -----------

           Net cash used in investing activities          (468,688)      (922,804)      (272,304)      (228,025)
                                                       -----------    -----------    -----------    -----------

Cash flows from financing activities
   Capitalized offering costs                                 --         (233,818)          --             --
   Sale of common stock                                       --        1,473,185           --             --
   Capital distributions                                   (93,118)          --             --             --
   Payments on note payable and capital
     lease obligations                                    (156,902)      (181,253)       (89,787)       (95,201)
                                                       -----------    -----------    -----------    -----------

           Net cash provided by (used in)
              financing activities                        (250,020)     1,058,114        (89,787)       (95,201)
                                                       -----------    -----------    -----------    -----------

           Net increase (decrease) in cash and
              cash equivalents                             (62,808)       568,625       (105,939)      (234,074)

Cash and cash equivalents at beginning of period           441,359        378,551        378,551        947,176
                                                       -----------    -----------    -----------    -----------

Cash and cash equivalents at end of period             $   378,551    $   947,176    $   272,612    $   713,102
                                                       ===========    ===========    ===========    ===========

Supplemental disclosure of cash paid for:
    Interest                                           $    46,905    $    32,989    $    18,131    $    10,758
                                                       ===========    ===========    ===========    ===========



        The accompanying notes are an integral part of these statements.

                       Avatar Systems, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
------------------

Avatar Systems, Inc. and its predecessor, Avatar Systems, Ltd. (collectively, the "Company") was formed in 1996 to provide Enterprise Resource Planning (ERP) accounting software to small to medium-sized oil and gas producers located throughout the United States.

Principles of Consolidation
---------------------------

The accompanying financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents
----------------

The Company considers investments with original maturity dates of three months or less to be cash equivalents.

Property and Equipment
----------------------

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation of property and equipment is provided primarily on the straight-line method over the estimated useful lives ranging from 3 to 7 years. Amortization of leasehold improvements is provided on the straight-line method over the shorter of the useful lives of the assets of the terms of the corresponding leases.

Revenue Recognition
-------------------

The Company recognizes revenue from the initial license for computer software product sales upon delivery and customer acceptance of a software package. Revenue from installation, training and customer support is recognized in the period in which the services are provided. Revenue from contracts to maintain its computer software products, including application service provider services, is recognized over the term of the contracts. Revenue from hardware sales is recognized when the products are shipped. Reimbursable expenses and out-of-pocket costs incurred in connection with the sale of the Company's products and services are included in revenue.

Software Development Costs
--------------------------

The Company capitalizes the costs of developing and testing new or significantly enhanced software products in accordance with the provisions of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (SFAS 86). Under SFAS 86, all costs incurred to establish technological feasibility of a computer product are charged to operations as incurred. After technological feasibility is established, costs of producing the computer software product are capitalized until the product is available for general release to customers. Capitalized software development costs are amortized on a product-by-product basis using the greater of the amount computed by the ratio of current year net revenue to estimated future net revenue, or the amount computed by the straight-line method over a period which approximates the estimated economic life of the products, which historically has been seven years. The

                       Avatar Systems, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Software Development Costs (continued)
--------------------------------------

amount by which unamortized software costs exceed the net realizable value, if any, is recognized in the period the excess is determined. Amortization of capitalized software charged to expense was $33,246 for the year ended December 31, 2000.

Impairment of Long-Lived Assets
-------------------------------

The Company reviews its long-lived assets and certain identifiable intangibles for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In reviewing recoverability, the Company estimates the future cash flows expected to result from using the assets and eventually disposing of them. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Stock-based Compensation
------------------------

The Company accounts for stock-based compensation to employees using the intrinsic value method. Accordingly, compensation cost for employee stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the exercise price.

Income Taxes
------------

Prior to July 1, 2000, the Company  operated as a partnership and federal income
taxes  were  not  reflected  in  the  financial  statements,   as  the  partners
individually reported their share of taxable income or loss.

Effective July 1, 2000, the Company reincorporated as a C corporation for federal income tax purposes and began providing for income taxes in the financial statements.

For the years ended December 31, 2000 and 1999 and the six months ended June 30, 2000, pro forma net income and net income per share are presented on the consolidated statements of income to give effect to the Company's conversion to a C corporation as if it occurred at the beginning of each period presented.

Deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases.

Income Per Share
----------------

The Company computes basic income per share based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of shares outstanding, plus the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. For the year ended December 31, 2000, warrants to purchase 5,700,000 shares of the Company's common stock, which represented all of the Company's outstanding warrants, were not included in the computation of diluted income per share because their effect would be antidilutive.

                       Avatar Systems, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Interim Financial Statements
----------------------------

In the opinion of management, the unaudited interim financial statements as of June 30, 2001 and for the six months ended June 30, 2001 and 2000 include all adjustments, consisting only those of a normal recurring nature, necessary to present fairly the Company's consolidated financial position as of June 30, 2001 and the consolidated results of its operations and consolidated cash flows for the six months ended June 30, 2001 and 2000. The results of operations for six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECAPITALIZATION

In July 2000, Avatar Systems, Ltd. (the predecessor) was merged into Avatar Systems, Inc., a C corporation. As a result of the merger, all of the partnership interests of Avatar Systems, Ltd. were exchanged for 6,400,000 shares of common stock and warrants to purchase 2,100,000 shares of common stock of Avatar Systems, Inc., which represented all of the outstanding equity instruments of Avatar Systems, Inc.

Concurrent with the aforementioned transaction, Avatar Systems, Inc. sold 1,600,000 shares of its common stock and warrants to purchase 3,600,000 shares of its common stock for net proceeds of $1,473,185.

The warrants have an exercise price of $1.00 per common share, are exercisable immediately, and expire in five years.

In October 2000, Avatar Systems, Inc. was merged into HCI Acquisition 1998-2 Inc. (HCI), a publicly traded company, and HCI was renamed as Avatar Systems, Inc. At the completion of the merger, the shareholders of Avatar Systems, Inc. owned approximately 92% of the outstanding shares of the public company. For accounting purposes, the merger is reflected as a reverse acquisition and recapitalization of Avatar Systems, Inc., and the historical financial statements of the Company are those of Avatar Systems, Inc. and Avatar Systems, Ltd.

                       Avatar Systems, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

                                                               December 31,
                                                          ---------------------
                                                            1999        2000
                                                          --------     --------

       Furniture and fixtures                             $ 58,701     $ 85,884
       Computer equipment and software                     205,811      240,908
       Telecommunication equipment                          18,419       18,603
                                                           -------      -------
                                                           282,931      345,395
       Less accumulated depreciation                       143,530      210,767
                                                           -------     --------

                                                          $139,401     $134,628
                                                           =======      =======

During the year ended December 31, 2000, the Company acquired approximately $41,000 of property and equipment under capital leases, which are included in long-term debt.

NOTE D - OTHER ASSETS

Other assets consist of the following:

                                                               December 31,
                                                          ---------------------
                                                            1999        2000
                                                          --------     --------


       Capitalized offering costs                         $      -     $233,818
       Deposits                                                  -      318,900
       Other                                                 5,890       10,543
                                                           -------      -------

                                                          $  5,890     $563,261
                                                           =======      =======

Capitalized offering costs represent costs incurred in connection with the Company's ongoing private placement and will be netted against proceeds from the offering. In the event the offering is terminated, these costs will be charged to expense.

Deposits consist of funds escrowed in connection with proposed acquisitions. In the event the acquisitions are not consummated, these funds may be forfeited.


                       Avatar Systems, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE E - LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                     December 31,
                                                                                 --------------------
                                                                                  1999        2000
                                                                                 --------    --------
       Note payable to bank, bearing interest at 10.5% per
          annum, monthly principal and interest payments of
          $14,444 through maturity in February 2002,
          collateralized by substantially all assets of the Company
          and guaranteed by certain stockholders of the Company                  $375,555    $202,222

       Other                                                                        4,826      38,018
                                                                                   ------     -------
                                                                                  380,381     240,240
          Less current maturities                                                 178,159     187,037
                                                                                  -------     -------

                                                                                 $202,222    $ 53,203
                                                                                  =======     =======

    Future principal payments are as follows:

       2001                                                                                  $139,437
       2002                                                                                    53,203
                                                                                              -------
                                                                                             $192,640
                                                                                              =======

NOTE F - INCOME TAXES

Prior to July 1, 2000, the Company operated as a partnership and income taxes were not reflected in the financial statements. Effective July 1, 2000, the Company reincorporated as a C corporation and began recording federal income taxes in the financial statements.

The Company's effective income tax rate differed from the U.S. Federal statutory rate as follows:

                                                                                            Year ended
                                                                                           December 31,
                                                                                              2000
                                                                                           ------------
       Income tax at statutory rate                                                          $ 70,149
       Effect of conversion to C corporation                                                  (17,133)
       Partnership income                                                                     (15,584)
       Other                                                                                    3,244
                                                                                              -------
       Income tax expense                                                                    $ 40,676
                                                                                              =======


                       Avatar Systems, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE F - INCOME TAXES - Continued

Deferred tax assets and liabilities consist of the following:

                                                                    December 31,
                                                                        2000
                                                                    ------------
       Deferred tax assets
          Net operating loss carryforwards                           $  68,023
          Deferred revenue                                             217,899
          Accrued expenses                                               4,098
                                                                      --------
                                                                       290,020
       Deferred tax liability
          Capitalized software                                         330,696
                                                                      --------

       Net deferred tax liability                                    $  40,676
                                                                      ========

       Net deferred tax asset - current                              $  72,121
       Net deferred tax liability - long-term                         (112,797)
                                                                      --------
                                                                     $  40,676
                                                                      ========

At December 31, 2000, the Company had federal net operating loss caryforwards of approximately $200,000 which expire in 2020.

NOTE G - LEASE OBLIGATIONS

The Company leases its office facility under a non-cancelable operating lease. Future minimum payments are as follows:

       Year ending
       December 31,
       ------------
          2001                                                       $ 101,273
          2002                                                         134,705
          2003                                                         133,080
          2004                                                          99,810
                                                                      --------
                                                                     $ 468,868
                                                                      ========

Rent expense under the operating leases was approximately $77,000 and $51,000 for the years ended December 31, 2000 and 1999.


                       Avatar Systems, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE H - STOCK WARRANTS

The Company has adopted only the disclosure provisions of Statement of Financial
Accounting   Standards  No.  120  (SFAS  123),   "Accounting   for   Stock-Based
Compensation,"  for employee  stock  options and  continues to apply  Accounting
Principles  Board Opinion No. 25 "Accounting for Stock Issued to Employees," for
recording  stock  options and  warrants  granted.  If the Company had elected to recognize  compensation  expense  based upon the fair  value of the grant  date, consistently  with the  methodology  prescribed  by SFAS  123,  net  income  and earnings  per share would have been reduced to the pro forma  amounts  indicated
below.

                                                       Year Ended December 31,
                                                         1999          2000
                                                       ---------     ---------
       Net income - as reported                        $  28,443     $ 136,171
       Net income (loss) - pro forma                   $  28,443     $(434,069)
       Income per share - as reported                  $       -     $     .02
       Income (loss) per share - pro forma             $       -     $    (.06)

The  fair  value of these  options  was  estimated  at date of grant  using  the
Black-Scholes   option  pricing  model  with  the  following   weighted  average
assumptions for grants in fiscal 2000:  dividend yield of 0%; volatility of 25%;
risk-free   interest  rate  of  5%  and  expected   life  of  five  years.   The
weighted-average  fair value of  warrants  granted  in fiscal  2000 was $.32 per share.

Information regarding warrants issued to employees and directors is as follows:

                                                    Number of Shares       Weighted Average
                                                   Underling Warrants       Exercise Price
                                                   ------------------       --------------
       Outstanding at January 1, 1999
            and December 31, 1999                              -                 $   -
       Granted                                         2,700,000                  1.00
                                                       ---------                 -----
       Outstanding at December 31, 2000                2,700,000                 $1.00
                                                       =========                 =====

       Exercisable at December 31, 2000                2,700,000                 $1.00
                                                       =========                 =====

       Weighted Average Remaining Life                4.5 years.

Additional information regarding warrants issued to non-employees is as follows:

                                                    Number of Shares       Weighted Average
                                                   Underling Warrants       Exercise Price
                                                   ------------------       --------------
       Outstanding at January 1, 1999
            and December 31, 1999                              -                 $   -
       Granted                                          3,000,000                 1.00
                                                        ---------                -----
       Outstanding at December 31, 2000                 3,000,000                $1.00
                                                        =========                =====

       Exercisable at December 31, 2000                 3,000,000                $1.00
                                                        =========                =====

       Weighted Average Fair Value                 $.32 per share
                                                   ==============
       Weighted Average Remaining Life                  4.5 years


                       Avatar Systems, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE I - WRITE OFF OF ACQUISITION COSTS (UNAUDITED)

As a result of an inability to secure financing, the Company's standstill agreement related to a proposed acquisition expired in April 2001, and a deposit in the amount of $250,000 was forfeited. Accordingly, the Company recorded a charge of $323,540 to write-off the $250,000 deposit and $73,540 in related professional fees in the second quarter of 2001.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

         See attached Index to Exhibits.

ITEM 2.  DESCRIPTION OF EXHIBITS

The following documents are filed as exhibits to this Registration Statement:

   Exhibit
   Number                          Description of Exhibit
--------------  ----------------------------------------------------------------

    2.0* Joint Plan of Reorganization Proposed by the Debtors dated August 21, 2000 as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on August 21, 2000 (without exhibits which will be supplied to the Commission upon request)

    2.1* Modification to the Debtors' Joint Plan of Reorganization Proposed by the Debtors Dated August 21, 2000

    2.2* Order Confirming Joint Plan of Reorganization and Fixing Deadlines for Filing Administrative Claims, Fee Claims and Rejection Claims as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on September 29, 2000

    2.3* Certificate of Compliance with Reverse Acquisition Requirements as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on November 20, 2000

    2.4* Motion for Post Confirmation Technical Amendment as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on November 30, 2000

    2.5* Order Granting Debtors' Motion for Post-Confirmation Technical Amendment as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on January 18, 2001

    2.6*        Order Supplementing Order of Confirmation as filed with the U.S.
                Bankruptcy Court for the Northern District of Texas, Dallas Division, on January 18, 2001

    2.7* Agreement and Plan of Merger dated October 9, 2000 by and between Avatar Systems, Inc. and HCI Acquisition 1998-2, Inc. d/b/a Precision Stainless Fabricators whereby Avatar on November 14, 2000 merged with and into HCI Acquisition 1998-2, Inc. with HCI Acquisition 1998-2, Inc. being the surviving corporation (without exhibits and schedules which will be supplied to the Commission upon request)

    2.8* Certificate of Merger of Avatar Systems, Inc. with HCI Acquisition 1998-2, Inc. as filed on November 14, 2000 with the Secretary of State of Texas (please see Exhibit 3.2 attached hereto for a copy of Exhibit "A" to this Certificate of Merger)

    3.0* Articles of Incorporation of HCI Acquisition 1998-2, Inc., as filed with the Secretary of State of Texas on August 7, 1998

    3.1* Articles of Amendment to Articles of Incorporation of HCI Acquisition 1998-2, Inc. as filed with the Secretary of State of Texas on October 23, 2000

    3.2* Certificate of Restated Articles of Incorporation of Avatar Systems, Inc. as filed with the Secretary of State of Texas on November 14, 2000

    3.3*        Amended and Restated Bylaws of Avatar Systems, Inc.

    4.0*        Common Stock Specimen - Avatar Systems, Inc.

   Exhibit
   Number                          Description of Exhibit
--------------  ----------------------------------------------------------------

    9.0* Shareholders' Agreement by and between Avatar Systems, Inc., Cybertec Holdings, Plc., Robert C. Shreve, Jr., Tim Allen, Gregg Allen, Stephen A. Komlosy and Merchant Capital Holdings, Ltd. as of July 10, 2000

    10.0* Stock Purchase Agreement by and between Avatar Systems, Inc. and Cybertec Holdings, Plc. dated July 10, 2000 (without exhibits and schedules which will be supplied to the Commission upon request) providing for the issuance of 1,600,000 shares of Avatar's Common Stock to Cybertec for $1.6 million

    10.1* Management Agreement by and between Avatar Systems, Inc. and Robert C. Shreve, Jr. as of July 10, 2000

    10.2* Consulting Agreement by and among Avatar Systems, Inc., Merchant Capital Holdings, Ltd. and its affiliate, First Merchants Capital Limited, as of July 10, 2000

    10.3* Investors' Rights Agreement by and among Avatar Systems, Inc., Cybertec Holdings, Plc., Merchants Capital Holdings, Ltd., Robert C. Shreve, Jr., Tim Allen, Gregg Allen and Stephen A. Komlosy as of July 10, 2000

    10.4* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Cybertec Holdings Plc. as of July 10, 2000

    10.5* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Robert C. Shreve, Jr. as of July 10, 2000

    10.6* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Merchants Capital Holdings, Ltd. as of July 10, 2000

    10.7* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Stephen A. Komlosy as of July 10, 2000

    10.8* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Tim Allen as of July 10, 2000

    10.9* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Gregg Allen as of July 10, 2000

   10.10* 2000 Stock Compensation Plan of Avatar Systems, Inc. dated October 9, 2000

   10.11* Amended and Restated Loan Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.12* Amended and Restated Term Loan Promissory Note dated July 10, 2000 in the principal amount of $288,888.96

   10.13* Security Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.14* Copyright Security Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.15* Trademark Security Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.16* Uniform Commercial Code Financial Statement between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.17* Guaranty of Charles T. Allen dated July 10, 2000 for benefit of Bank One, Texas, N.A.

   10.18* Guaranty of Orville G. Allen dated July 10, 2000 for the benefit of Bank One, Texas, N.A.

   Exhibit
   Number                          Description of Exhibit
--------------  ----------------------------------------------------------------

   10.19* Limited Guaranty of Robert C. Shreve, Jr. dated July 10, 2000 for the benefit of Bank One, Texas, N.A.

   10.20* Executive Employment Agreement dated November 23, 2000 between Talon Global Solutions, Inc. and Chad P. Statham

   10.21* Executive Employment Agreement dated November 23, 2000 between Talon Global Solutions, Inc. and Carla Rogers

    22.0*       Subsidiaries of the Registrant

-----------------
* Previously filed as exhibits to the Company's Registration Statement on Form 10-SB as filed on June 25, 2001 with the Commission which are incorporated herein by reference.

                                   SIGNATURES

         In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AVATAR SYSTEMS, INC.


DATE:  November 2, 2001                By:       /s/ Robert C. Shreve, Jr.
                                          --------------------------------------
                                          Robert C. Shreve, Jr., President,
                                          Chief Executive Officer and Chief
                                          Financial Officer

                                INDEX TO EXHIBITS



   Exhibit
   Number                          Description of Exhibit
--------------  ----------------------------------------------------------------

    2.0* Joint Plan of Reorganization Proposed by the Debtors dated August 21, 2000 as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on August 21, 2000 (without exhibits which will be supplied to the Commission upon request)

    2.1* Modification to the Debtors' Joint Plan of Reorganization Proposed by the Debtors Dated August 21, 2000

    2.2* Order Confirming Joint Plan of Reorganization and Fixing Deadlines for Filing Administrative Claims, Fee Claims and Rejection Claims as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on September 29, 2000

    2.3* Certificate of Compliance with Reverse Acquisition Requirements as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on November 20, 2000

    2.4* Motion for Post Confirmation Technical Amendment as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on November 30, 2000

    2.5* Order Granting Debtors' Motion for Post-Confirmation Technical Amendment as filed with the U.S. Bankruptcy Court for the Northern District of Texas, Dallas Division, on January 18, 2001

    2.6*        Order Supplementing Order of Confirmation as filed with the U.S.
                Bankruptcy Court for the Northern District of Texas, Dallas Division, on January 18, 2001

    2.7* Agreement and Plan of Merger dated October 9, 2000 by and between Avatar Systems, Inc. and HCI Acquisition 1998-2, Inc. d/b/a Precision Stainless Fabricators whereby Avatar on November 14, 2000 merged with and into HCI Acquisition 1998-2, Inc. with HCI Acquisition 1998-2, Inc. being the surviving corporation (without exhibits and schedules which will be supplied to the Commission upon request)

    2.8* Certificate of Merger of Avatar Systems, Inc. with HCI Acquisition 1998-2, Inc. as filed on November 14, 2000 with the Secretary of State of Texas (please see Exhibit 3.2 attached hereto for a copy of Exhibit "A" to this Certificate of Merger)

    3.0* Articles of Incorporation of HCI Acquisition 1998-2, Inc., as filed with the Secretary of State of Texas on August 7, 1998

    3.1* Articles of Amendment to Articles of Incorporation of HCI Acquisition 1998-2, Inc. as filed with the Secretary of State of Texas on October 23, 2000

    3.2* Certificate of Restated Articles of Incorporation of Avatar Systems, Inc. as filed with the Secretary of State of Texas on November 14, 2000

    3.3*        Amended and Restated Bylaws of Avatar Systems, Inc.

    4.0*        Common Stock Specimen - Avatar Systems, Inc.

    9.0* Shareholders' Agreement by and between Avatar Systems, Inc., Cybertec Holdings, Plc., Robert C. Shreve, Jr., Tim Allen, Gregg Allen, Stephen A. Komlosy and Merchant Capital Holdings, Ltd. as of July 10, 2000

    10.0* Stock Purchase Agreement by and between Avatar Systems, Inc. and Cybertec Holdings, Plc. dated July 10, 2000 (without exhibits and schedules which will be supplied to the Commission upon request) providing for the issuance of 1,600,000 shares of Avatar's Common Stock to Cybertec for $1.6 million



                                     IOE-1

   Exhibit
   Number                          Description of Exhibit
--------------  ----------------------------------------------------------------

    10.1* Management Agreement by and between Avatar Systems, Inc. and Robert C. Shreve, Jr. as of July 10, 2000

    10.2* Consulting Agreement by and among Avatar Systems, Inc., Merchant Capital Holdings, Ltd. and its affiliate, First Merchants Capital Limited, as of July 10, 2000

    10.3* Investors' Rights Agreement by and among Avatar Systems, Inc., Cybertec Holdings, Plc., Merchants Capital Holdings, Ltd., Robert C. Shreve, Jr., Tim Allen, Gregg Allen and Stephen A. Komlosy as of July 10, 2000

    10.4* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Cybertec Holdings Plc. as of July 10, 2000

    10.5* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Robert C. Shreve, Jr. as of July 10, 2000

    10.6* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Merchants Capital Holdings, Ltd. as of July 10, 2000

    10.7* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Stephen A. Komlosy as of July 10, 2000

    10.8* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Tim Allen as of July 10, 2000

    10.9* Warrant to Purchase Common Stock of Avatar Systems, Inc. issued to Gregg Allen as of July 10, 2000

   10.10* 2000 Stock Compensation Plan of Avatar Systems, Inc. dated October 9, 2000

   10.11* Amended and Restated Loan Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.12* Amended and Restated Term Loan Promissory Note dated July 10, 2000 in the principal amount of $288,888.96

   10.13* Security Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.14* Copyright Security Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.15* Trademark Security Agreement dated July 10, 2000 between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.16* Uniform Commercial Code Financial Statement between Avatar Systems, Inc. and Bank One, Texas, N.A.

   10.17* Guaranty of Charles T. Allen dated July 10, 2000 for benefit of Bank One, Texas, N.A.

   10.18* Guaranty of Orville G. Allen dated July 10, 2000 for the benefit of Bank One, Texas, N.A.

   10.19* Limited Guaranty of Robert C. Shreve, Jr. dated July 10, 2000 for the benefit of Bank One, Texas, N.A.

   10.20* Executive Employment Agreement dated November 23, 2000 between Talon Global Solutions, Inc. and Chad P. Statham

   10.21* Executive Employment Agreement dated November 23, 2000 between Talon Global Solutions, Inc. and Carla Rogers


                                     IOE-2

   Exhibit
   Number                          Description of Exhibit
--------------  ----------------------------------------------------------------

    22.0*       Subsidiaries of the Registrant

-----------------
* Previously filed as exhibits to the Company's Registration Statement on Form 10-SB as filed on June 25, 2001 with the Commission which are incorporated herein by reference.



















                                     IOE-3